                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             FORM 10-SB/Amendment 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                                       OF
                             SMALL BUSINESS ISSUERS

                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                           QUEEN SAND RESOURCES, INC.


        Delaware                                        75-2615565
(State or other jurisdiction-               (I.R.S. Employer Identification No.)
of incorporation or  organization)

            3500 Oak Lawn, Suite 380, LB #31, Dallas, TX, 75219-4398
                    (Address or principal executive offices)

                                 (214) 521-9959
                            Issuer's telephone number

Securities to be registered under Section 12(b) of the Act:  None

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered

  Not applicable                                           Not Applicable

Securities to be registered under Section 12(g) of the Act:

Title of Class

Common Stock, $.0015 par value

                           QUEEN SAND RESOURCES, INC.
                                   FORM 10-SB
                                TABLE OF CONTENTS



                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
         General                                                                     1
         Business Strategy                                                           1
         Company History                                                             3
         Risk Factors                                                                4
               Acquisition Risk                                                      4
               Acquisition Financing                                                 5
               Indebtedness                                                          5
               Reserve Replacement                                                   7
               Competition                                                           7
               Price Fluctuations                                                    8
               Marketability of Production                                           8
               Government Regulations                                                8
               Title to Properties                                                   10
               Significant Number of Authorized But Unissued Shares                  10
               Control by Two Stockholders and Management                            10
               Reserve Estimates and Future Net Revenue                              10
               Dependence on Key Officers and Employees                              11
               Operational Hazards and Insurability                                  11
         Employees and Consultants                                                   11
         Glossary of Oil and Gas Terms                                               12

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS                                                   16
         Selected Financial Data                                                     16
                The Three Months Ended September 30, 1996 Compared
                     to the Three Months Ended September 30, 1995                    18
                The Year Ended June 30, 1996 Compared To the Period from
                     August 9, 1994 (inception) to June 30, 1995                     21
         Liquidity and Capital Resources                                             24
         Impact of Inflation and Changes In Oil & Gas Prices                         27

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
ITEM 3.  DESCRIPTION OF PROPERTIES                                                    27
         Reserve Information                                                          27
         Exploratory and Developmental Acreage                                        29
         Productive Wells                                                             29
         Crude Oil and Natural Gas Production and Sales Prices                        30
         Drilling Activities                                                          31
         Oil and Gas Producing Properties                                             32
         Offices and Facilities                                                       36

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT               36

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS                 38

ITEM 6.  EXECUTIVE COMPENSATION                                                       39

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                               42

ITEM 8.  DESCRIPTION OF SECURITIES                                                    42


                                     PART II


ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER STOCKHOLDER MATTERS                                  44

ITEM 2.  LEGAL PROCEEDINGS                                                            45

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                                45

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES                                      45

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS                                    47

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                                    PART F/S


Index to Financial Statements                                                48

Financial Statements                                                         F-1


                                    PART III


ITEM 1.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS                       50

         Signature Page                                                      51

                                     PART I


ITEM 1. DESCRIPTION OF BUSINESS


GENERAL

         Queen Sand Resources, Inc. (the "Company") is an independent energy company engaged in the exploration for and the acquisition, development, exploitation and operation of crude oil and natural gas properties, and in the production of crude oil and natural gas in North America. The Company's activities are conducted principally in the States of New Mexico, Texas and Louisiana.

         At June 30, 1996 the Company's proved reserves totaled 6.9 MMbbls of oil and 13.0 Bcf of natural gas. Subsequently the Company acquired two more properties which, as estimated at October 31, 1996, included proved reserves for the Company totaling .2 MMbbls of crude oil and .3 Bcf of natural gas.

         On November 6, 1996 the Company acquired from Janex Oil Company, Inc. and its various affiliates, all of Dallas, Texas, eight gross productive wells (three net productive wells), all located in various counties in Texas (the "Frymire Purchase"). In consideration for these properties the Company paid approximately $650,000 in cash, issued notes for $427,000 and issued 100,000 restricted shares of common stock.

         On December 16, 1996 the Company acquired from Maljamar #1 Joint Venture of Warner Robins, Georgia, 15 gross productive wells (15 net productive wells), all located in New Mexico (the "Trigg Federal Purchase"). In consideration, the Company paid $100,000 in cash and issued 92,000 restricted shares of common stock.


BUSINESS STRATEGY

         The Company's business strategy has been to increase its reserves, cash flow and underlying net asset value through a combination of acquisition activities and of exploration and development. To date, the Company's activities have been focused on properties in Texas, New Mexico and Louisiana. Subject to the availability of suitable funding, the Company intends to diversify its property portfolio in terms of production, location and operating characteristics.

         The Company's objective is to acquire and develop producing crude oil and natural gas properties that contain the potential for increased value through exploitation and development. The Company seeks to realize the potential in such acquisitions through workovers, recompletions, secondary recovery operations and the drilling of development wells. As a part of its strategy, the Company will attempt to acquire and develop producing crude oil and natural gas properties in areas where the Company has knowledge and operating expertise.


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         The Company has signed a letter of intent with a group of associated companies and family members related to Mr. David Robertson of Tickfaw, Louisiana and Mr. Keith Robertson of Baton Rouge, Louisiana to acquire 60 gross productive wells (48.4 net productive wells) and two developmental properties all located in Texas, Louisiana and Mississippi (the "Robertson Acquisition"). Subject to both parties meeting conditions set out in the letter of intent including due diligence requirements and the negotiation and execution of a definitive purchase and sale agreement, it is anticipated that the closing date for the acquisition will be on or before February 1, 1997. In consideration for these properties the Company has agreed to pay on closing, subject to a final valuation of the properties and standard industry adjustments, approximately $4.8 million in cash and notes, and issue approximately 1,100,500 restricted shares of the Company's common stock. The working interests in the properties and associated production equipment to be acquired range from approximately 0.052% to 100%. No assurance can be given that this acquisition will be concluded.

         The Company has signed a letter of intent with Volute N.V. of Georgetown, Grand Caymen, Caymen Islands, BWI to acquire three gross wells (1.0 net wells) and one development property, all located in Texas and Colorado (the "Volute Acquisition"). Subject to both parties meeting conditions set out in the letter of intent including due diligence requirements and the execution of the closing documentation, it is anticipated that the closing date for the acquisition will be on or before February 1, 1997. In consideration for these properties the Company has agreed to pay on closing, subject to standard industry adjustments, approximately $25,000 in cash, and issue 100,000 restricted shares of the Company's common stock. The working interests in the properties to be acquired range from approximately 12.5% to 65.625%. No assurance can be given that this acquisition will be concluded.

         Except those described herein, the Company has no plans, negotiations or agreements, written or oral, for any other acquisition at this time.

         The Company intends to continue its growth strategy emphasizing reserve additions through its acquisition efforts. The Company believes that its ability to quickly evaluate and complete acquisitions allows it to take advantage of acquisition opportunities as they arise. The Company may utilize any one or a combination of institutional or bank debt financings, equity offerings, debt offerings and internally generated cash flows to finance its acquisition efforts. The Company may also use, where appropriate, its equity securities as all or part of the consideration for such acquisitions. There can be no assurance that attractive acquisition opportunities will arise, that the Company will be able to consummate acquisitions in the future or that sufficient external or internal funds will be available to fund the Company's acquisitions.

         Although the Company intends to devote most of its resources to acquisitions and the exploitation and development of the producing properties acquired, the Company also plans to selectively participate in the exploration of new reserves of crude oil and natural gas. The Company has no plans to participate in wildcat exploration activities. The Company intends to develop prospects internally and to participate with industry partners in prospects generated by other parties in its exploration activities.

         The Company will periodically evaluate, and from time to time may elect to sell, certain of its producing properties. The Company believes such sales will enable it to maintain financial flexibility, reduce overhead and apply the proceeds therefrom to activities that the Company believes to have a potentially higher financial return.



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COMPANY HISTORY

         The Company was incorporated in the State of Delaware on May 11, 1989 under the name Park Avenue Capital Corp. to search for and to acquire a business. Except as described below, it had no substantive operations from inception through March 1995 other than raising initial capital and searching for a business to acquire.

         In August 1993, the Company acquired approximately 92% of Notebook Center, Inc. ("NCI"), a New York corporation that operated a retail computer store. Pursuant to the terms of an agreement dated December 23, 1993 the NCI acquisition was rescinded.

         In January 1994, the Company changed its name to Universal Biotechnologies, Inc. ("UBTI") in anticipation of an acquisition of certain rights to a synthetic cancer drug; however, that acquisition was never consummated.

         On March 6, 1995, the Company acquired all of the outstanding common stock of Queen Sand Resources, Inc. a Nevada corporation ("QSRN") in exchange for 19,200,000 common shares of the Company. For accounting purposes, the acquisition has been treated as a recapitalization of QSRN with QSRN as the acquirer (reverse acquisition). The Company retained the name Queen Sand Resources, Inc. The historical financial statements prior to March 6, 1995 are those of QSRN, which have been retroactively restated for the equivalent number of shares received in the merger. In connection with the reverse acquisition, the shareholders of UBTI received 2,908,000 shares of the Company for UBTI shares outstanding prior to the acquisition. In addition, 492,000 common shares were issued to an unrelated party for investment advisory services in connection with the reverse acquisition (the "Reverse Acquisition").

         QSRN, incorporated August 9, 1994, is a wholly owned subsidiary of the Company and holds all its assets. Unless the context otherwise requires, the term the "Company" refers to and includes Queen Sand Resources, Inc., the Delaware corporation, Queen Sand Resources, Inc., the Nevada corporation, and all subsidiaries and partnerships of which the Company owns a greater than 50% interest.

         In April 1995, the Company incorporated Northland Operating Co. ("Northland") as a wholly owned oil field operating company. Northland operates Company properties in New Mexico, Texas and Louisiana.

         In September 1994, the Company spent $579,518 in cash to obtain an approximate 74% interest in the Norden Resources Joint Venture ("Norden
JV") which owned certain oil and gas properties located in Lea and Chaves Counties, New Mexico. In March 1995, the Company purchased the remaining interest in the Norden properties for approximately $309,000 in cash and the assumption of $100,000 in liabilities, and entered into a capital lease with the seller for the oil field service equipment.

         In March 1995, the Company purchased from the Cleo Oil Company, Inc., of Olney, Texas, a 50% interest in oil and gas properties located in Archer and Baylor Counties, Texas for approximately $1.0 million in cash and a note for $600,000.


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
         In April 1995, the Company purchased from Janex Oil Company, Inc. of Dallas, Texas, various interests in oil and gas properties located in Calcasieu, Cameron, St. Landry and St. Martin Parishes, Louisiana for approximately $396,000 in cash. The interests in the acquired properties plus associated production equipment range from approximately 2.1% to 86.2 %.

         On April 10, 1996, the Company acquired from Southern Exploration Company of Tyler, Texas, 33 gross productive wells (26.6 net productive wells) all located in east Texas (the "East Texas Purchase"). In consideration for these properties the Company paid, subject to standard industry adjustments at closing, approximately $4.25 million in cash, issued 470,000 restricted shares of the Company's common stock which it valued, for purposes of this transaction, at $0.18 per share ($84,600) and issued three notes, each in the amount of $250,000 and bearing interest at 9% per annum. These notes were due 90, 180 and 270 days after closing. The Company has retired all three notes plus accrued interest on July 10, October 7, 1996, and January 5, 1997 in accordance with its obligations under those notes. The interests in the acquired properties plus associated production equipment range from approximately 41.8% to 95.0%.

         On November 6, 1996, the Company acquired from Janex Oil Company, Inc. and its various affiliates, eight gross productive wells (three net productive wells), all located in various counties in Texas (the "Frymire Purchase"). In consideration for these properties the Company paid, subject to standard industry adjustments at closing, approximately $650,000 in cash, issued two notes bearing interest at 9%, each in the amount of $100,000, due in 90 and 180 days, respectively, and a third note in the amount of $227,500 also bearing interest at 10% payable in equal monthly installments of approximately $10,500 over a 24 month period. In addition the Company issued 100,000 restricted shares of its common stock which it valued, for purposes of this transaction, at $0.18 per share ($18,000). The interests in the acquired properties plus associated production equipment range from 21.9% to 75%.

         On December 16, 1996, the Company acquired from Maljamar #1 Joint Venture of Warner Robins, Georgia, 15 gross productive wells (15 net productive wells), all located in New Mexico (the "Trigg Federal Purchase"). In consideration for these properties the Company paid $100,000 in cash and issued 92,000 restricted shares of the Company's common stock which it valued, for purposes of this transaction, at $0.18 per share ($16,560). The Company acquired a 100% working interest in the acquired properties and associated production equipment.


RISK FACTORS

         In addition to the substantial risks inherent in any business venture, prospective investors should consider the following risk factors which may specifically affect the Company's performance and its ability to carry on business.

ACQUISITION RISK

         The Company may consider acquiring additional producing oil and gas properties although it has not yet committed to any new acquisition, other than the Robertson Acquisition described above, and does not now have adequate financial resources to complete any substantial acquisition. Therefore, even if the Company identifies oil and gas reserves for possible acquisition, the completion of any transaction would be dependent on obtaining required funding. There can be no assurance that the Company would



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be able to obtain financing on terms or in amounts sufficient to enable it to purchase producing properties. Alternatively, the Company may consider issuing additional securities in exchange for producing properties, which would reduce the percentage ownership in the Company by present stockholders and may result in further dilution to the per share book value of all issued and outstanding shares. Further, there is no assurance that any such acquisition, if completed, would result in ongoing revenues to the Company in excess of related operating and financing costs. (See "Part I, Item 1, Business Strategy".)

         Although the Company performs a review of acquired properties that it believes is consistent with industry practices, such reviews are inherently incomplete. Acquisitions will continue to be investigated and proceeded with on the assumption that it is generally not feasible to review in-depth every aspect of each individual property or well involved in an acquisition and that even an in-depth review of all properties and records may not necessarily reveal all or any existing or potential problems, nor will it permit the Company to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. In addition, inspections may not always be performed on every well prior to acquisition and some problems, including downhole conditions, latent equipment defects, groundwater contamination and certain environmental problems, are not necessarily observable even on inspection. Ordinarily therefore, the Company's review and due diligence has been and will continue to be focused on higher value properties with a sample review of the remainder. Reliance will continue to be made on information provided by the vendors of the properties with or without independent verification.

ACQUISITION FINANCING

         The Company does not have sufficient liquidity or capital to undertake all of the acquisition prospects that it identifies or to fund fully the development of any prospect. Therefore, the Company will continue to be dependent on raising substantial amounts of additional capital through any one or a combination of institutional or bank debt financing, equity offerings, debt offerings and internally generated cash flow, or by forming sharing arrangements with industry participants. Although the Company has been able to obtain such financings and to enter into such sharing arrangements in certain of its projects to date, there can be no assurance that additional financings or sharing arrangements can be obtained, notwithstanding the Company's need for substantial amounts of additional capital. If the Company is unable to obtain capital that may be necessary or desired for its acquisition, development or exploration activities, it may be forced to defer or abandon specific projects, reduce substantially its overall efforts, dilute its interest in existing sharing arrangements for specific projects, attempt to sell all or a portion of specific prospects or leasehold positions, or otherwise severely curtail its acquisition, development and exploration activities. (See "Part I, Item 1, Risk Factors, Indebtedness" and "Part I, Item 2, Liquidity and Capital Resources".)

INDEBTEDNESS

         The Company has secured a revolving loan facility of $15 million with Comerica Bank in Dallas, Texas ("Comerica Bank") to, among other things, fund working capital and make additional acquisitions as and if appropriate opportunities are identified. On November 14, 1996 the Company received approval from Comerica Bank to borrow up to $5,325,000 under this revolving loan facility of which approximately $4.9 million was outstanding as of January 15, 1997. A condition of the loan facility is that $390,000 be utilized by the Company on improvements to existing producing properties. In addition, Comerica Bank issued a letter of credit on behalf of the Company in the amount of $49,000 that is secured under this revolving loan facility. The loan under this revolving credit facility is due for



                                                                               5
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renewal by Comerica Bank on December 1, 1997. If Comerica Bank does not renew the loan or if the Comerica Bank indebtedness is not repaid when due, Comerica Bank would have the right to obtain possession of and sell the pledged properties, including any equipment, new wells, or other improvements placed on the property by the Company. The Company believes it will obtain renewal of the loan from Comerica on or before the due date for one additional year. In the event of a default on the bank indebtedness, not subsequently waived by the bank, it is unlikely that the Company would be able to continue its business. In addition, the Company is subject to certain financial and operating covenants that are usual and customary for transactions of this nature, including, but not limited to, requirements to provide annual audited and unaudited interim financial information, prohibitions on additional debt, restrictions on certain payments and distributions to affiliates and others, restrictions on changes in the nature of the business, and maintenance of minimum net worth, cash flow, and operating ratios. The loan agreement also contains usual and customary events of default and provides remedies to Comerica Bank in the event of default. Although the Company believes that its cash flows and available sources of financing will be sufficient to satisfy the interest payments on its debt at currently prevailing interest rates and oil and gas prices, the Company's level of debt may adversely affect the Company's ability: (i) to obtain additional financing for working capital, capital expenditures or other purposes, should it need to so do; or (ii) to acquire additional oil and gas properties or to make acquisitions utilizing new borrowings. There can be no assurances that the Company will be able to obtain additional financing, if required, or that such financing, if obtained, will be on terms favorable to the Company. (See "Part I, Item 2, Liquidity and Capital Resources".)

         On March 31, 1996 the Company was not in compliance with its minimum net worth covenant. Similarly, on April 30, 1996 the Company was not in compliance with its working capital covenant. The Company subsequently corrected these defaults in June 1996. Comerica Bank provided the Company with letters waiving these covenant violations solely with respect to these specific defaults. The Company believes it will be able to comply with all restrictive covenants in the future or obtain waivers from the bank with respect to noncompliance.

         On April 10, 1996 the Company completed the East Texas Purchase. The Company issued three notes to the vendor, each in the amount of $250,000, for a total of $750,000. The principal and accrued interest on each note are payable on July 9, 1996, October 7, 1996 and January 5, 1997 respectively. Each note bears interest at nine percent (9%). The notes are unsecured and subordinated to the Comerica Bank indebtedness. The Company has retired all three notes plus accrued interest on July 10, October 7, 1996, and January 5, 1997 in accordance with its obligations under those notes.

         On November 6, 1996, the Company completed the Frymire Purchase. The Company paid approximately $630,000 in cash at closing and issued three notes to the vendor. The first note is in the amount of $100,000, payable 90 days from closing (February 4, 1997). The second note is in the amount of $100,000, payable 180 days from closing (May 4, 1997). Both notes bear interest at nine percent (9%). The third note is in the amount of $227,500, payable monthly with principal and interest amortized over two years, bearing interest at ten percent (10%). All three notes are unsecured and subordinated to the Comerica Bank indebtedness. The Company has met all of its obligations under these notes to January 15, 1997.

         As of January 7, 1997 the Company had approximately $2.3 million of indebtedness as a result of the sale of Deutschemark (DEM 3.55 million issued) denominated 12% Promissory Notes (the offering was released on July 7, 1995 in the total amount of 5.0 million DEM). (See "Part II, Item 4", Recent Sales of Unregistered Securities".) The Deutschemark bonds are unsecured, general obligations



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of the Company and are subordinated in right of payment to all existing and future secured indebtedness of the Company and any of its subsidiaries.

         These bonds are denominated in Deutschemarks (DEM). The Company has the obligation to make periodic interest payments (January 15 and July 15 of each year) and to repay the principal when it comes due on July 15, 2000 in DEM. The interest due on July 15, 1996 was paid in full at the time it came due. The funds generated by the Company from operations, which form the primary source of funds to pay the interest, are denominated in $US. The source of funds required to repay the principal outstanding on these bonds has not yet been identified, since the bonds do not mature until July 15, 2000. The Company is exposed to the risk that, upon repayment, the exchange rate between DEM and $US may be less favorable than that which existed at the time that the bonds were issued. This would result in the Company having to repay a larger number of $US than it received initially. Changes in the $US equivalent of the DEM bonds arising from changes to the DEM:$US exchange rate are recognized in operations monthly. At September 30, 1996 the Company had recorded unrealized exchange rate gains of approximately $62,500. However, there are no assurances that the Company will continue to realize gains related to favorable changes in the DEM:$US exchange rates in the future. Unfavorable changes to the DEM:$US exchange rate will result in the Company recording unrealized exchange rate losses related to the changes as they occur. The Company believes it has the opportunity to enter into arrangements to manage its DEM:$US exchange rate risk. At this time, the Company has not entered into any such arrangements.

RESERVE REPLACEMENT

         The Company's future success depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically producing or recoverable. The proved reserves of the Company will generally decline as reserves are depleted, except to the extent that the Company conducts successful exploration or development activities or acquires properties containing additional proved reserves, or both. Therefore, in order to increase reserves and production so as to replace depleted reserves, the Company must continue its acquisition, development drilling and recompletion programs or undertake other replacement activities. There can be no assurance that the Company's planned development projects and acquisition activities will result in significant additional reserves or that the Company will have success drilling productive wells at cost effective finding and development costs. Furthermore, if prevailing oil and gas prices were to increase significantly, the Company's finding costs to add reserves could increase. (See "Part 1, Item 2, Impact of Inflation and Changes in Oil and Gas Prices" and "Part I, Item 3".)

COMPETITION

         The exploration, development and production of oil and natural gas is highly competitive. There is significant competition between oil and gas companies and individuals for desirable oil and gas properties and for the equipment, services, and labor required to develop and operate such properties. The Company competes with numerous firms and individuals, including major oil firms and independent exploration and producing firms, many of which have substantially greater financial resources, management and technical staffs and facilities than those of the Company. Accordingly, many of the Company's competitors may be better positioned to acquire and exploit prospects, to obtain funding, to hire personnel and to market production. In addition, the producing, processing and marketing of crude oil and natural gas is affected by a number of factors which are beyond the control of the Company, the effect of which cannot be accurately predicted. Many of the Company's larger competitors may be able to respond better to factors that affect the demand for oil and natural gas production such as changes in


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
worldwide oil and natural gas prices and levels of production, the cost and availability of alternate fuels and the application of government regulations.

PRICE FLUCTUATIONS

         The Company's revenues are dependent upon prevailing prices for oil and gas which can be extremely volatile. Prevailing prices are also affected by the actions of foreign governments, international cartels and the United States government. If oil or gas prices were to decrease significantly, certain of the Company's wells could become uneconomic resulting in curtailment of production, thereby adversely affecting: (i) the level of proved reserves attributable to the Company's properties; (ii) the Company's ability to increase its reserves and production; (iii) the borrowing base under any financing agreement; and (iv) cash flow from operations, revenues and operating income. (See "Part I, Item 2, Impact of Inflation and Changes in Oil and Gas Prices")

MARKETABILITY OF PRODUCTION

         The marketability of the Company's production depends upon the availability and capacity of oil and natural gas gathering systems and pipelines, the effect of federal and state regulations and general economic conditions. Further, the Company sells a large percentage of its oil and gas to a few large purchasers. Although the Company does not believe that the loss of one or all of these customers would have a material adverse effect in the long term, it could adversely affect cash flows until other marketing arrangements were made. (See "Part I, Item 1, Risk Factors, Indebtedness" and "Part I, Item 2, Liquidity and Capital Resources")

GOVERNMENT REGULATIONS

         The following discussion of government regulation is necessarily brief and is not intended to constitute a comprehensive discussion of the various statutes, rules, regulations, and governmental orders, policies, and practices which may affect operations of the Company.

General - The oil and gas industry is subject to comprehensive federal, state, and local laws, regulations and policies which control the exploration, production, marketing and taxation of oil and gas. Numerous departments and agencies, at federal, state and even local levels, have issued quantities of rules and regulations, some or all of which have imposed or may impose additional expenditures, restrictions, and delays on the Company's business activities and profitability. For example, such regulations can render drilling in certain locations more expensive or uneconomical due to increased surface owner compensation and bonding requirements or environmental regulatory constraints.

         Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties, taxation and environmental protection. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. Because the regulatory environment within which it operates is always changing, the Company is unable to predict the future cost or impact of continued regulatory compliance.

         Various jurisdictions have laws regarding unitization or forced pooling which require the working interest owners of a well to participate in the cost and revenues associated with neighboring




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wells or require neighboring owners to participate in their own wells. If acreage included within a lease becomes subject of a unitization or forced pooling order, drilling operations may have to be undertaken at a time or with other parties not of the Company's choosing or which may not be in the Company's best interest.

         In an attempt to promote competition, the Federal Energy Regulatory Commission ("FERC") has issued a series of orders which have restructured the interstate natural gas transportation and marketing system. To date, the Company has not experienced any adverse effect as a result of these FERC orders. However, there can be no assurance that the Company's production of natural gas will not be subject to federal regulation in the future and it is not possible to predict what effect such regulations may have on its future gas marketing.

State and Local Regulation of Drilling and Production - State regulatory authorities have established rules and regulations requiring permits for drilling, drilling bonds and reports concerning drilling and producing activities. Such regulations also cover the location of wells, the method of drilling and casing wells, the surface use and restoration of well locations, the plugging and abandoning of wells, the density of wells (well spacing) within a given area and other matters. The states in which the Company operates also have statutes and regulations governing a number of environmental and conservation matters, including the unitization and pooling of oil and gas properties and establishment of maximum rates of production from oil and gas wells. Local authorities may also choose to exercise regulatory control.

Environmental Regulations - The Company's activities are subject to numerous laws and regulations concerning the storage, use and discharge of materials into the environment, the remediation of environmental impacts, and other matters relating to environmental protection, all of which may adversely affect the Company's operations and the costs of doing business. It is likely that state and federal environmental laws and regulations will become more stringent in the future. Current legislative initiatives are focused on the disposal of "hazardous" or other waste material associated with oil and gas exploration and production.

         Under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Company may become fully liable for the cleanup costs associated with the release of "hazardous substances" into the air, water or ground even though the discharge may have been caused in whole or in part by a previous owner or third party. Many states have similar provisions. The imposition of liability under CERCLA and similar laws would likely have a serious adverse effect on the ability of the Company to continue its business.

         Violation of environmental laws and regulations may also result in the imposition of an order requiring the removal, remediation or abatement of the conditions which gave rise to the violation.

         The costs of comprehensive environmental investigation or audits prior to the acquisition of a property can be expensive and there is no guarantee that all deficiencies or sources of liability will be identified by such audits. In connection with the acquisition of producing properties in Texas, New Mexico and Louisiana, the Company performed limited environmental inquiries and found no material environmental noncompliance or cleanup liabilities. The Company does not currently believe that it will be required in the near future to expend material amounts due to environmental laws and regulations.

Safety and Health Regulations - The Company must also conduct its operations in accordance with various laws and regulations concerning occupational safety and health. Currently, the Company does not foresee expending material amounts to comply with these occupational safety and health laws and regulations. However, since such laws and regulations are frequently changed and amended, the Company is unable to predict the future effect of these laws and regulations.

TITLE TO PROPERTIES

         All of the Company's working interests are held under leases from third parties. The Company evaluates title in a manner which it believes to be consistent with industry practice. Depending on the history of the property and the investment required to acquire the interest under consideration, the Company may or may not obtain third party title opinions prior to acquisition or rely on the title opinions in the possession of the vendor or such other third party review as it may deem relevant to verify the occupation or interest of the vendor. The Company is of the opinion that it has satisfactory title to all such properties sufficient to meet standards generally accepted in the oil and gas industry. The Company's properties are mortgaged under the loan agreement with Comerica Bank. They are also subject to common burdens, including customary royalty interests and liens for current taxes, but the Company has concluded that such burdens do not materially interfere with the use of such properties. Further, the Company believes that the economic effect of such common burdens have been appropriately reflected in the Company's acquisition costs of such properties.

SIGNIFICANT NUMBER OF AUTHORIZED BUT UNISSUED SHARES

         The Board of Directors has total discretion in the issuance of any shares of Common Stock which may be issued in the future. The Company is authorized to issue 40,000,000 shares of its Common Stock (27.827 million shares were issued and outstanding as of January 15, 1997). (See "Part I, Item 8, Description of Securities".)

CONTROL BY TWO STOCKHOLDERS AND MANAGEMENT

         Two stockholders, Norden Investments Ltd. ("Norden") and Forseti Investments Ltd., ("Forseti") each own 9,600,000 shares (approximately 35% each as of January 15, 1997) of the Company's outstanding Common Stock. Edward Munden and Bruce Benn, Executive Officers and Directors of the Company and Ronald Benn, Executive Officer of the Company have beneficial interests in Norden. There is no common ownership, officers or directors between Norden and Forseti. These two stockholders and management are in a position to elect all of the Company's directors, appoint its officers, and control the Company's affairs and operations. The Company's Articles of Incorporation do not provide for cumulative voting. (See "Part I, Item 4, Security Ownership of Certain Beneficial Owners and Management" and "Part I, Item 8, Description of Securities".)

RESERVES ESTIMATES AND FUTURE NET REVENUE

         This Registration Statement contains estimates of the Company's oil and gas reserves and the future net revenue therefrom derived from studies prepared by the independent engineering firm of Harper and Associates, Inc. of Forth Worth, Texas ("Harper and Associates"). These estimates are based on various assumptions. Although the Company believes that the assumptions are reasonable, any assumptions are inherently imprecise. Actual future production, revenue, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those assumed in the estimates. In addition, the Company's reserves may be subject to downward or upward revision, based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors. Accordingly, future operating results are, in fact, impossible to predict precisely and accurately. (See "Part I, Item 3, Reserve Information")

DEPENDENCE ON KEY OFFICERS AND EMPLOYEES

         The Company is dependent upon Edward J. Munden, President and Chief Executive Officer, Robert P. Lindsay, Chief Operating Officer, Ronald I. Benn, Chief Financial Officer and Treasurer, Bruce I. Benn, Executive Vice-President and Secretary, and other key personnel, for its various activities, the loss of any one of whom for any reason may adversely affect the Company. The Company does not maintain key man insurance on key executives. (See "Part I, Item 3, Executive Officers and Directors")

OPERATIONAL HAZARDS AND INSURABILITY

         The Company is engaged in the drilling and production of oil and gas and, as such, its operations are subject to the usual hazards incident to the industry. These hazards include, but are not limited to, blowouts, cratering, explosions, adverse weather, uncontrollable flows of oil, natural gas or well fluids, fires, pollution, releases of toxic gas, and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations.

         The Company has not experienced any adverse incidents of a material nature as a result of these hazards. The Company's executive, management and technical staff are all trained and skilled in various disciplines and have many years of experience in various facets of the oil and gas industry.

         In order to lessen the effects of these hazards, the Company maintains insurance of various types to cover its operations. The Company has $5.0 million of general liability insurance. This insurance, however, does not cover every potential risk associated with the drilling and production of oil and may not be sufficient to cover all potential liabilities. In particular, coverage is not obtainable for certain types of environmental hazards. The occurrence of a significant adverse event that is not fully covered by insurance could have a materially adverse effect on the Company. Further, the Company cannot assure that it will be able to maintain adequate insurance in the future at rates it considers reasonable.

EMPLOYEES AND CONSULTANTS

         The Company currently has eleven employees consisting of three executive officers and eight support staff. Four of the employees are located in the Dallas office and six are on site at the Caprock Field in New Mexico. In addition, the Company regularly engages technical consultants and independent contractors to provide specific advice or to perform certain administrative or technical functions.

         The executive services of Edward Munden, Ronald Benn and Bruce Benn have been provided to the Company under a management contract with Capital House A Finance and Investment Corporation ("CHC"), a Canadian venture capital company. Bruce Benn, Edward Munden and Ronald Benn are directors and shareholders of CHC. Edward Munden and Bruce Benn are officers and directors of the Company. Ronald Benn is an officer of the Company. (See "Part I, Item 6, Executive Compensation" and "Part I, Item 7, Certain Relationships and Related Transactions".)

GLOSSARY OF OIL AND GAS TERMS

         The following are abbreviations and definitions of terms commonly used in the oil and gas industry and in this Registration Statement.


BOE Barrel of oil equivalent, determined using the ratio of six Mcf of natural gas (including natural gas liquids) to one Bbl of crude oil or condensate.

Bbl                        Barrel (42 U.S. gallons)

Bcf                        Billion cubic feet.

Bcfe Billion cubic feet of natural gas equivalent, which is determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids so that one barrel of oil is referred to as six Mcf of natural gas equivalent or "Mcfe."

BOPD                       Barrels of oil per day.

BTU British Thermal Unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Behind-the-pipe            Refers to the completion of an existing well for
recompletion               production from a formation that exists behind the
                           casing of the well. See "proved developed behind-the-pipe reserves" below.

Capital expenditures       Costs associated with development and exploratory
                           drilling, leasehold acquisitions, producing property acquisitions, and other miscellaneous capital expenditures.

Condensate                 Liquid hydrocarbons that were gaseous while in the
                           reservoir.

Developed acreage          Acres spaced or assigned to a Productive well.

Development well           A well drilled within the proved area of crude oil or
                           natural gas reservoir to the depth of a stratigraphic horizon (rock layer or formation) known to be productive.

Dry Hole An exploratory or development well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.

Exploratory well           A well drilled to find commercially productive
                           hydrocarbons in an unproved area or to extend significantly a known prospect.

Finding costs              Costs calculated by dividing the amount of total
                           capital expenditures, reduced by proceeds from any sale of interests in mineral properties, by the amount of total reserves added during the same period as a result of drilling activities, property acquisitions and reserve revisions and are expressed in dollars per Mcfe.

"Gross" oil and            A gross well is a well in which the Company owns a
gas well                   working interest. The number of gross wells is the
                           total number of wells in which the Company owns a working interest.

"Gross" acres              Gross acres refers to the number of acres in which
                           the Company owns a working interest.

Lease operating            All direct costs associated with and necessary to
expense or "LOE"           operate a producing property.

Mbbls                      Thousand barrels.

Mcf                        Thousand cubic feet.

Mcfe Thousand cubic feet of natural gas equivalent, which is determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids so that one barrel of oil is referred to as six Mcf of natural gas equivalent or "Mcfe."

MMbbls Million barrels of crude oil or other liquid hydrocarbons.

MMBtu                      Million Btus.

MMcf                       Million cubic feet.

MMcfd                      Million cubic feet per day.

MMcfe                      Million cubic feet of natural gas equivalent.

Natural Gas Liquids        Those hydrocarbons that are liquefied at the surface
                           in field facilities or in gas processing plants.
                           Natural gas liquids include ethane, butane and propane.

"Net" acres                Determined by multiplying gross acres by the
                           Company's working interest and/or royalty interest in those acres. (eg. a 50% working interest in a lease covering 320 acres is equivalent to 160 net acres).

"Net" oil and gas well     A net well is deemed to exist when the sum of
                           fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the Company's fractional working interest owned in gross wells.

Net revenue interest       The percentage of production to which the owner of a
                           working interest is entitled. For example, the owner of a 100% working interest in a well burdened only by a typical 1/8 landowner's royalty would have an 87.5% net revenue interest in that well.

Net operating              Revenues less LOE.
revenue or "NOR"

Operator The company that operates an oil or gas well, lease, concession or joint venture.

Present value of           Estimated future net revenues discounted by a factor
estimated pre-tax          of 10% per annum, after LOE and before income taxes.
future net revenues
or PV10

Productive well            A well that is producing oil or natural gas or that
                           is capable of production.

Proved reserves            Those quantities of crude oil, natural gas, and
                           natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions. Proved reserves are limited to those quantities of oil and gas which can be expected, with little doubt, to be recoverable commercially at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods.

Proved developed           Include proved developed producing reserves and
reserves                   proved developed behind the-pipe reserves.

Proved developed           Include only those reserves expected to be recovered
producing reserves         from existing completion intervals in existing wells.

Proved developed           Include those reserves contained in geological
"behind-the-pipe"          formations through which an behind-the-pipe existing
reserves                   well has been drilled but from which the well has not
                           yet produced. The reserves are said to be because the oil and gas are sealed out of the well bore by the casing leading to the existing completion interval.
                           Behind-the-pipe reserves are classified as proved developed only if the cost of completing the well for production of such reserves is relatively small compared to the cost of a new well.

Proved undeveloped         Include those reserves expected to be recovered from
reserves                   new wells on proved undrilled acreage or from
                           existing wells where a relatively major expenditure is required for recompletion.

Recompletion               The completion for production from another formation
                           within an existing well bore.

Reserves Natural gas and crude oil, condensate and natural gas liquids, on a net revenue interest basis, found to be commercially recoverable.

Royalty An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalty interests, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

Seismic Pertaining to an earth vibration, including earth vibrations that are artificially induced to produce data used to map subsurface structures.

Service Well               A service well is used for water injection in
                           secondary recovery projects or for the disposal of produced water.

Undeveloped                Lease acreage on which wells have not been drilled or
acreage                    completed to a point that would permit the production
                           of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Working Interest           An interest in an oil and gas lease that gives the
                           owner of the interest the right to drill or and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. See the definitions of "net revenue interest" and "royalty" above. For example, the owner of a 100% working interest in a lease burdened only by a typical 1/8 landowner's royalty would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production. The remaining 12.5% would accrue to the royalty owners.

Workover To perform recompletion or mechanical work in an existing well bore.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         On March 6, 1995, the Company acquired all of the outstanding common stock of Queen Sand Resources, Inc. a Nevada corporation ("QSRN") in exchange for 19,200,000 common shares of the Company. For accounting purposes, the acquisition has been treated as a recapitalization of QSRN with QSRN as the acquirer (reverse acquisition). The historical financial statements prior to March 6, 1995 are those of QSRN, which have been retroactively restated for the equivalent number of shares received in the merger. QSRN was formed on August 9, 1994.

         The primary focus of the following discussion is on the business of QSRN. The Company, prior to the March 6, 1995 acquisition of QSRN, had no material operations.


SELECTED FINANCIAL DATA

         The following table sets forth selected financial data for the Company. The financial data was derived from the consolidated financial statements of the Company and should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included herein. The consolidated financial statements for the three month periods ended September 30, 1996 and 1995 reflect all adjustments which, in the opinion of the Company, are necessary for a fair presentation of the results of operations and the financial position of the Company. The results of operations for the three months ended September 30, 1996 will not necessarily be indicative of the operating results for the full fiscal year ending June 30, 1997.

                                                                                                             Period from
                                                      Three Months      Three Months                          August 9,
                                                          Ended            Ended                                 1994
                                                       September         September        Year Ended        (inception) to
                                                        30, 1996          30, 1995       June 30, 1996       June 30,1995
                                                      ------------      ------------     -------------       -------------
OPERATIONS DATA:
Oil and Gas Sales                                       $813,433          $409,848       $2,079,413            $434,513
Oil & Gas Production Expenses                            474,154           263,658        1,175,639             279,825
Net Oil and Gas Revenues                                 339,279           146,190          903,774             154,688
Depreciation, Depletion and Amortization                 212,500           120,000          630,000             132,000
General and Administration Expense                       219,750           225,918        1,113,146             293,658
Interest and Financing Expense                           233,544            15,829          420,790              25,144
Reverse acquisition expenses                                  --                --               --             401,120
Interest and other income                                     --                --           71,629              10,041
Net loss                                                (326,515)         (215,557)      (1,188,533)           (687,193)
Net loss per common share                                  (0.01)            (0.01)           (0.05)              (0.06)

CASH FLOWS DATA:
Net cash used in operating activities                   (315,717)          (20,026)        (619,879)           (303,210)
Net cash used in investing activities                   (296,272)         (315,287)      (5,502,460)         (3,129,952)
Net cash provided by financing activities                846,678           524,000        6,559,985           3,532,609
Net increase in cash                                     234,689           188,687          500,174              99,447

BALANCE SHEET DATA (AT END OF PERIOD):
Total current assets                                  $1,267,200        $  595,195       $1,532,813            $806,924
Property and equipment, net                            9,746,023         4,238,239        9,662,251           4,042,952
Total assets                                          11,100,972         4,833,434       11,282,813           4,849,876
Total current liabilities                                976,843           968,317        1,449,727             770,706
Long-term obligations, net of current portion          7,267,119           877,098        6,670,441             875,592
Total stockholders' equity                             2,857,010         2,988,019        3,162,645           3,203,578

         The following table sets forth certain operating information of the Company for the periods presented.

                                        Three Months       Three Months                           Period from
                                            Ended            Ended                               August 9, 1994
                                        September 30,      September 30,       Year Ended        (inception) to
                                            1996              1995           June 30, 1996        June 30, 1995
                                        -------------      -------------     -------------       --------------
AVERAGE SALES PRICE:
Gas ($/Mcf)                                   2.30              1.50                 2.43              1.65
Oil ($/Bbl)                                  21.49             16.54                18.26             16.52
BOE ($/BOE)                                  18.99             16.22                16.22             16.32

PRODUCTION DATA:
Gas (MMcf)                                   96.282             6.513              153.833             4.678
Oil (Mbbls)                                  26.797            24.186              102.536            25.839
MBOE                                         42.844            25.272              128.175            26.619

AVERAGE COST ($/BOE) DATA:
Production and operating costs               11.06             10.43                 9.17             10.51
Production and severance taxes                1.39              1.25                 1.34              1.29
Depreciation, depletion and                   4.96              4.75                 4.92              4.96
   amortization


         The following discussion of the results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included herein.


THE THREE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1995

RESULTS OF OPERATIONS

         REVENUES: During the three months ended September 30, 1996 operating revenue from crude oil and natural gas was $813,000. This consisted of 26,797 barrels of crude oil, at an average price per barrel of approximately $21.49, and 96,282 McF of natural gas, at an average price per McF of $2.30 During the three months ended September 30, 1995 the Company generated operating revenue of $410,000 from crude oil and natural gas. This consisted of 24,186 barrels of crude oil, at an average price per barrel of $16.54, and 6,513 McF of natural gas, at an average price per McF of $1.50. The overall increase of 2,611 barrels of oil production between the two periods is comprised of a decrease of 2,628 (11%) barrels from the properties that the Company owned during both periods and an increase of 5,239 barrels from the properties comprising the East Texas Purchase. The East Texas Purchase properties were not owned during the three months ended September 30, 1995. The overall increase of 89,769 McF of natural gas consists of a decrease of 2,127 Mcf from the properties that the Company owned during both periods and an increase of 91,896 Mcf from the properties that comprise the East Texas Purchase. The decrease in the volume of crude oil and natural gas produced from properties that the Company owned during both periods is primarily the result of workover activity and normal depletion.

         COSTS AND EXPENSES: Operating costs and expenses for the three months ended September 30, 1996 were $1,100,000. Of this total, lease operating costs were $474,000 ($11.06 per BOE) and depletion, depreciation and amortization costs were $212,500. General and administrative expenses for the three months ended September 30, 1996 were $220,000. Interest and financing charges during the period were $234,000. Operating costs and expenses for the three months ended September 30, 1995 were $625,000. Of this total, lease operating costs were $264,000 ($10.45 per BOE) and depletion, depreciation and amortization costs were $120,000. General and administrative expenses for the three months ended September 30, 1995 were $226,000 while interest charges were $16,000.

         The increase in LOE's is a result of the increase in production that the Company has demonstrated over the comparative periods. When LOE's are compared on a cost per BOE basis, the cost of producing a BOE has increased by $0.64 per BOE or 6%. The increase in LOE's per BOE is the result of lower LOE's per BOE for properties acquired in the East Texas Purchase offset by higher LOE's per BOE arising from significant workover expenses on properties acquired in 1995. The increase in depletion, depreciation and amortization costs is a result of the increased volume of crude oil and natural gas produced by the Company. On a cost per BOE basis these costs rose by $0.24 per BOE or 4%. This is primarily a reflection of the higher cost per BOE of reserves that the Company acquired in the East Texas Purchase. The increased general and administrative costs are a result of the increased management support requirements of the Company as it starts the process of increasing production from existing properties. The increase in interest expense is a function of the increased debt the Company incurred between September 30, 1995 and September 30, 1996.

         Since inception the Company has been growth oriented and has directed its efforts at acquiring and developing oil and natural gas producing properties. This activity requires additional personnel and outside consultants thereby increasing general and administrative expenses. At the same time, the Company believes that its general and administrative infrastructure is capable of servicing a significantly larger revenue base than that which was in place at September 30, 1996.

         NET LOSS: The Company has incurred losses since its inception, including $327,000 ($0.01/share) for the three months ended September 30,1996 compared to $216,000 ($0.01/share) for the three months ended September 30, 1995. These losses are a reflection of the start-up nature of the Company's oil and natural gas production activities. The Company believes, but cannot assure, that as a result of the November 1996 Frymire Purchase it is now in a position that its revenues from crude oil and natural gas are sufficient to cover its production costs and operating expenses, subject to the prevailing prices for crude oil and natural gas and the volumes thereof produced by the Company. The Company entered the 1997 fiscal year (July 1, 1996 to June 30, 1997) with a plan to improve production from the properties it had acquired through June 1996 and to acquire additional oil and natural gas producing properties to provide the revenue base required to generate additional positive cash flow from operations. The Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing prices for crude oil and natural gas and the volumes of crude oil and natural gas produced by the Company. In addition, the Company's proved reserves will decline as crude oil and natural gas are produced unless the Company is successful in acquiring additional properties containing proved reserves or conducts successful exploration and development activities.

CASH FLOW DATA

         FROM OPERATIONS: During the three months ended September 30, 1996 the Company used $316,000 from operations. In comparison, during the three months ended September 30, 1995 the Company used $20,000 of cash from operations. The increased use of cash from operations is a result of the increase in overall operating costs resulting from the East Texas Purchase. The Company acquired the properties in east Texas with the expectation of incurring, during the short-term, higher LOE's as selected producing wells were reworked. The Company expects, but cannot be assured, that the LOE's will decrease as selected producing wells are re-worked.

         INVESTING ACTIVITIES: During the three months ended September 30, 1996 the Company invested $296,000 to develop existing properties. An additional $88,000 was expended in relation to an oil producing property that the Company acquired in December 1996 (the Trigg Federal Purchase). During the three months ended September 30, 1995 the Company invested $315,000 to develop existing properties. The decrease of $19,000 in cash invested to develop existing properties is within the normal range of operations.

         FINANCING ACTIVITIES: During the three months ended September 30, 1996 the Company raised $847,000 of additional financing. This is comprised of a net increase in debt of $347,000 and the collection of the $500,000 subscription receivable that was outstanding at June 30, 1996. The major components of the incremental debt were $146,000 of senior secured debt with Comerica bank and $465,000 of unsecured, subordinated bonds (DEM 700,000 million). During the same three month period the Company repaid a $250,000 note related to the East Texas Purchase and $14,000 of its capital lease obligations. During the three months ended September 30, 1995 the Company collected the $524,000 subscription receivable that was outstanding at June 30, 1995. The increased activity in arranging financing for the Company during the three months ended September 30, 1996 is a combination of the need to replace the short-term notes issued by the Company as part of the East Texas Purchase with longer term sources of funds and of the need to fund the Frymire Purchase.


BALANCE SHEET DATA

         TOTAL ASSETS: At September 30, 1996 the Company had assets of $11.1 million, comprised primarily of current assets of $1.3 million, oil and gas producing properties, net of accumulated depletion, depreciation and amortization of $9.5 million and oil field and other equipment, net of accumulated depreciation, of $207,000. At September 30, 1995 the Company has assets of $4.8 million, comprised of current assets of $595,000, oil and gas producing properties, net of accumulated depletion, depreciation and amortization of $4.0 million and oil field and other equipment, net of accumulated depreciation, of $236,000. The increase of $4.7 million in net oil and gas producing properties from September 30, 1995 is comprised primarily of $5.3 million invested in the East Texas Purchase less the depletion, depreciation and amortization expenses incurred on all of the Company's properties during the year between the comparative periods. As a result of the Frymire and Trigg Federal Purchases in November 1996 and December 1996, respectively, the Company's total oil and gas producing assets rose by $1.2 million.


         STOCKHOLDERS' EQUITY: The Stockholders' Equity of the Company at September 30, 1996 totaled $2.9 million. During the period the Company entered into a subscription agreement to issue

100,000 restricted common shares to a former officer of the Company as part of the termination of his employment. The Company has valued these common shares at $0.18/share ($2,880) for the purposes of this transaction. Additionally, the Company entered into a subscription agreement to issue 16,000 restricted shares of the Company's common stock, valued at $0.18/share for purposes of this transaction, in partial payment of legal services rendered.

         On November 5, 1996 the Company issued 100,000 common shares pursuant to Regulation S for $2.50 per share for a total cash consideration of $250,000. As a result of the Frymire Purchase on November 6, 1996 the Company issued 100,000 restricted common shares which it has valued at $0.18 ($18,000) for the purposes of this transaction. As a result of the Trigg Federal Purchase on December 16, 1996 the Company issued 92,000 restricted shares of common stock which it has valued at $0.18 ($16,560) for the purposes of this transaction.

         The Stockholders' Equity of the Company at September 30, 1995 was $3.0 million. There were no stock transactions during the three months ended September 30, 1995.

THE YEAR ENDED JUNE 30, 1996 COMPARED TO THE PERIOD FROM AUGUST 9, 1994 (INCEPTION) TO JUNE 30, 1995

RESULTS OF OPERATIONS

         REVENUES: During the year ended June 30, 1996 operating revenue from crude oil and natural gas was $2.1 million. This consisted of 102,536 barrels of crude oil, at an average price per barrel of $18.26, and 153,833 McF of natural gas, at an average price per McF of $2.43 During the period from August 9, 1994 (inception) to June 30, 1995 the Company generated operating revenue of $435,000 from crude oil and natural gas. This consisted of 25,839 barrels of crude oil, at an average price per barrel of $16.52, and 4,678 McF of natural gas, at an average price per McF of $1.65.

         The two periods are not readily comparable because of the significant growth that the Company has undergone since inception. During the period from August 9, 1994 (inception) to June 30, 1995 the Company held significant production interests effectively only for the last quarter (April, May and June
1995). Thus, virtually all of the 25,839 barrels of crude oil and 4,678 McF of natural gas produced by the Company during the year ended June 30, 1995 was generated over a three month period. During the year ended June 30, 1996 these same properties produced 97,570 barrels of crude oil and 68,376 McF of natural gas. In addition, the Company acquired the properties comprising the East Texas Purchase on April 10, 1996. During the period April 10 to June 30, 1996 these properties produced 4,966 barrels of crude oil and 85,457 McF of natural gas. Since these East Texas properties were not owned by the Company during the period August 9, 1994 (inception) to June 30, 1995 there is no comparable production for that period.

         COSTS AND EXPENSES: Operating costs and expenses for the year ended June 30, 1996 were $3,340,000. Of this total, lease operating costs were $1,176,000 ($9.17 per BOE) and depletion, depreciation and amortization costs were $630,000. General and administrative expenses for the year were $1,113,000. Interest and financing charges during the year were $421,000. The Company generated a further $10,000 in interest income and $62,000 in unrealized gains in foreign exchange. Operating costs and expenses for the period from August 9, 1994 (inception) to June 30, 1995 were $1,132,000. Of this total, lease operating costs were $280,000 ($10.51 per BOE) and depletion, depreciation and amortization costs were $132,000. General and administrative expenses for the year were $294,000, with a further $401,000 associated with the March 6, 1995 reverse acquisition of the Company. Interest charges during the year were $25,000.

         Since inception the Company has directed its efforts at acquiring and developing oil and natural gas producing properties. This type of activity requires a general and administrative infrastructure that is more extensive and more expensive than that required by an organization that is not as growth-oriented as the Company. At the same time, the Company believes that its general and administrative infrastructure is capable of servicing a significantly larger revenue base that that which was in place at June 30, 1996.

         NET LOSS: The Company has incurred losses since its inception, including $1,189,000 ($0.05/share) for the year ended June 30,1996 and $687,000 ($0.06/share) for the period from August 9, 1994 (inception) to June 30, 1995. These losses are a reflection of the start-up nature of the Company's oil and natural gas production activities. The Company believes, but cannot assure, that as a result of the November 1996 Frymire Purchase it is now in a position that its revenues from crude oil and natural gas are sufficient to cover its production costs and operating expenses, subject to the prevailing prices for crude oil and natural gas and the volumes thereof produced by the Company. The Company entered the 1997 fiscal year (July 1, 1996 to June 30, 1997) with a plan to improve production from the properties it had acquired through June 1996 and to acquire additional oil and natural gas producing properties to provide the revenue base required to generate additional positive cash flow from operations. The Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing prices for crude oil and natural gas and the volumes of crude oil and natural gas produced by the Company. In addition, the Company's proved reserves will decline as crude oil and natural gas are produced unless the Company is successful in acquiring properties containing proved reserves or conducts successful exploration and development activities.

CASH FLOW DATA

         FROM OPERATIONS: During the year ended June 30, 1996 the Company used $620,000 from operations. Of this, $258,000 represents an increase in accounts receivable (a net consumption of cash from operations) while accounts payable only rose by $188,000 (a net source of cash from operations). The difference, $70,000, is indicative of the growth of the Company and the related increase in demand for working capital. In comparison, during the period from August 9, 1994 (inception) to June 30, 1995 the Company consumed $303,000 of cash from operations.

         INVESTING ACTIVITIES: During the year ended June 30, 1996, the Company invested a net $5.4 million in acquiring additional oil and gas producing properties and developing existing properties. Of this amount, $4.25 million in cash was expended on the East Texas Purchase. The remaining $900,000 was expended on developing existing properties in Louisiana, New Mexico and Texas. An additional $88,000 has been expended in relation to an oil producing property (the Trigg Federal) that the Company acquired in December 1996. During the period August 9, 1994 (inception) to June 30, 1995 the Company invested $3,130,000 to acquire and develop properties.

         FINANCING ACTIVITIES: During the year ended June 30, 1996, the Company raised $7.5 million while repaying $918,000, thus netting $6.6 million of incremental cash from financing activities. The major components were $4.6 million of senior secured debt with Comerica bank, $1.9 million of unsecured, subordinated bonds (DEM 2.9 million) and $1 million from the issuance of 400,000 common shares. The Company repaid a $262,000 (DEM 300,000) revolving line of credit, a $600,000 short-term note payable that arose from the acquisition of an oil producing property and $56,000 of a capital lease. During the period from August 9, 1994 (inception) to June 30, 1995 the Company raised $3.3 million from the issuance of common stock. Additionally, the Company received proceeds of $263,000 (DEM 300,000) from a revolving line of credit. The Company also issued a note payable of $600,000 to the vendor of an oil producing property. Finally the Company also entered into a capital lease with an original balance of $350,000, in connection with the acquisition of its working interests in the Caprock Field in New Mexico. (See "Part I, Item 3, Oil and Gas Properties".) The lease expires on March 31, 2000.


BALANCE SHEET DATA

         TOTAL ASSETS: At June 30, 1996, the Company had assets of $11.3 million, comprised of current assets of $1.5 million, investments in oil and gas producing properties, net of accumulated depletion, depreciation and amortization, of $9.5 million, and oil field and other equipment, net of accumulated depreciation, of $210,000. At June 30, 1995, the Company had assets of $4.85 million, comprised of current assets of $807,000, investments in oil and gas producing properties (net of accumulated depletion, depreciation and amortization charges) of $3,802,000 and oil field and other equipment (net of accumulated depreciation) of $241,000. The increase in total assets is primarily attributable to the acquisition of the East Texas properties and the development of existing properties.

         STOCKHOLDERS' EQUITY: At June 30, 1996 the Company had total Stockholders' Equity of $3.2 million. During the year ended June 30, 1996 the Company issued 470,000 restricted common shares pursuant to the East Texas Purchase, which it valued at $0.18/share ($84,000) for purposes of that transaction. Additionally, the Company entered into a subscription agreement for 400,000 restricted common shares at $2.50 per share, for a total cash consideration of $1,000,000. Of this amount $500,000 was collected prior to June 30, 1996, with the remainder collected subsequent to the year end but before September 30, 1996. At June 30, 1995 the Company had total Stockholders' Equity of $3.2 million.

LIQUIDITY AND CAPITAL RESOURCES

         GENERAL: The Company's general financial strategy is to use cash from operations to service interest on the Company's indebtedness, to pay ongoing operating expenses, and to contribute limited amounts toward further development of the Company's existing proved reserves as well as additional acquisitions. There can be no assurance that cash from operations will be sufficient in the future to cover all of those purposes.

         The Company will continue to be dependent on external funding sources to carry out its planned redevelopment and acquisition program. If such additional funds are not available, the Company will be required to delay or reduce substantially both of such activities.

         INDEBTEDNESS: The Company has secured a revolving loan facility of $15 million with Comerica Bank in Dallas, Texas ("Comerica Bank") to, among other things, fund working capital and make additional acquisitions as and if appropriate opportunities are identified. On November 14, 1996 the Company received approval from Comerica Bank to borrow up to $5,325,000 under this revolving loan facility of which approximately $4.9 million was outstanding as of January 15, 1997. A condition of the loan facility is that $390,000 be utilized by the Company on improvements to existing producing properties. In addition, Comerica Bank issued a letter of credit on behalf of the Company in the amount of $49,000 that is secured under this revolving loan facility. The loan under this revolving credit facility is due for renewal by Comerica Bank on December 1, 1997. If Comerica Bank does not renew the loan or if the Comerica Bank indebtedness is not repaid when due, Comerica Bank would have the right to obtain possession of and sell the pledged properties, including any equipment, new wells, or other improvements placed on the property by the Company. The Company believes it will obtain renewal of the loan from Comerica on or before the due date for one additional year. In the event of a default on the bank indebtedness, not subsequently waived by the bank, it is unlikely that the Company would be able to continue its business. In addition, the Company is subject to certain financial and operating covenants that are usual and customary for transactions of this nature, including, but not limited to, requirements to provide annual audited and unaudited interim financial information, prohibitions on additional debt, restrictions on certain payments and distributions to affiliates and others, restrictions on changes in the nature of the business, and maintenance of minimum net worth, cash flow, and operating ratios. The loan agreement also contains usual and customary events of default and provides remedies to Comerica Bank in the event of default. Although the Company believes that its cash flows and available sources of financing will be sufficient to satisfy the interest payments on its debt at currently prevailing interest rates and oil and gas prices, the Company's level of debt may adversely affect the Company's ability: (i) to obtain additional financing for working capital, capital expenditures or other purposes, should it need to so do; or (ii) to acquire additional oil and gas properties or to make acquisitions utilizing new borrowings. There can be no assurances that the Company will be able to obtain additional financing, if required, or that such financing, if obtained, will be on terms favorable to the Company. (See "Part I, Item 1 Risk Factors, Acquisition Financing and Indebtedness").

         On March 31, 1996 the Company was not in compliance with its minimum net worth covenant. Similarly, on April 30, 1996 the Company was not in compliance with its working capital covenant. The Company subsequently corrected these defaults in June 1996. Comerica Bank provided the Company with letters waiving these covenant violations solely with respect to these specific defaults. The Company believes that it will be able to comply with all restrictive covenants in the future or obtain waivers from the bank with respect to noncompliance.

         From time to time in the future, the Company may submit information to Comerica Bank in accordance with the procedures provided in the loan agreement to support the Company's request to increase the maximum borrowing base as the Company believes appropriate. All such applications will be subject to bank approval. If available, these funds would be allocated toward the 1997 development and acquisition program.

         REGULATION S BOND: The Company is in the process of selling 5.0 million Deutschemark 12% Bonds due July 15, 2000. Under Regulation S of the Act, the Company is prohibited from selling these Bonds to U.S. persons (as defined in Regulation S). As of January 15, 1997 the Company had issued bonds totaling DEM
3.55 million ($2.3 million). The Company is continuing its efforts to sell the remaining portion of the issue. Proceeds from such sales will be available to fund further development and acquisitions of oil and gas properties.

         These bonds are denominated in Deutschemarks (DEM). The Company has the obligation to make periodic interest payments (January 15 and July 15 of each year) and to repay the principal when it comes due on July 15, 2000 in DEM. The interest payments due on July 15, 1996 and January 15, 1997 were paid in full at the time they came due. The funds generated by the Company from operations, which form the primary source of funds to pay the interest, are denominated in $US. The source of funds required to repay the principal outstanding on these bonds has not yet been identified, since the bonds do not mature until July 15, 2000. The Company is exposed to the risk that, upon repayment, the exchange rate between DEM and $US may be less favorable than that which existed at the time that the bonds were issued. This would result in the Company having to repay a larger number of $US than it received initially. Changes in the $US equivalent of the DEM bonds arising from changes to the DEM:$US exchange rate are recognized monthly. At September 30, 1996 the Company had recorded unrealized exchange rate gains of approximately $62,500 (At June 30, 1996 $62,000). However, there are no assurances that the Company will continue to realize gains related to favorable changes in the DEM:$US exchange rates in the future. Unfavorable changes to the DEM:$US exchange rate will result in the Company recording unrealized exchange rate losses related to the changes as they occur. The Company believes it has the opportunity to enter into arrangements to manage its DEM:$US exchange rate risk. At this time, the Company has not entered into any such arrangements. (See "Part I, Item 1, Risk Factors, Indebtedness").

         SUBORDINATED NOTES TO VENDORS: Pursuant to the East Texas Purchase, the Company issued three notes, each bearing interest at 9% per annum and in the amount of $250,000, payable 90, 180 and 270 days after closing. These notes are fully subordinated to the Bank Loan. The Company has retired all three notes plus accrued interest on July 10, October 7, 1996, and January 5, 1997 in accordance with its obligations under those notes.. The funds to retire the first two notes were raised from a portion of the proceeds of Regulation S Bonds issued by the Company and from a portion of the proceeds of the Regulation D Shares issued by the Company for cash. The Company used a portion of the proceeds from the Regulation S Shares issued by the Company for cash on December 26, 1996 to retire the third note and related interest.

         Pursuant to the Frymire Purchase, the Company issued three notes to the vendor. The first note is in the amount of $100,000, payable 90 days from closing (February 4, 1997). The second note is in the amount of $100,000, payable 180 days from closing (May 4, 1997). Both notes bear interest at nine percent (9%). The third note is in the amount of $227,500, payable monthly with principal and interest amortized over two years, bearing interest at ten percent (10%). These notes are fully subordinated to the Bank Loan. The Company intends to use the proceeds from the Regulation S Shares to be issued by the Company for cash to retire these notes and related interest. The funds required to redeem the first note on February 2, 1997 have already been raised. However, there can be no assurances that the Company can raise additional funds to redeem the note and related interest that matures on May 2, 1997.

         REGULATION D SHARES: The Company issued 400,000 restricted shares of common stock pursuant to Regulation D on June 20, 1996 for $2.50 per share ($1,000,000). In addition, the Company issued 470,000 restricted shares of common stock pursuant to Regulation D on April 10, 1996 as partial consideration for the East Texas Purchase, which it valued at $0.18 per share ($84,600) for purposes of this transaction. The Company also issued 100,000 restricted common shares pursuant to Regulation D in November 1996, as partial consideration for the Frymire Purchase, which it valued at $0.18 per share ($18,000) for purposes of this transaction, and 92,000 restricted common shares pursuant to Regulation D in December 1996, which it valued at $0.18 per share ($16,560) for purposes of this transaction, as partial consideration for the Trigg Federal Purchase. Additionally, the Company issued 16,000 restricted common shares in October 1996, which it valued at $0.18 per share ($2,880) for purposes of this transaction, in partial settlement of an outstanding account payable. Finally, the Company issued 100,000 restricted common shares pursuant to Regulation D in October 1996, which it valued at $0.18 per share ($18,000) as partial consideration on the termination of a former officer of the Company.

         REGULATION S SHARES: The Company issued 100,000 restricted shares of common stock pursuant to Regulation S in November, 1996 for $2.50 per share ($250,000). The Company issued 400,000 restricted shares of common stock pursuant to Regulation S on December 26, 1996 for $2.50 per share ($1,000,000). The Company is continuing its efforts to raise an additional $3 million of equity through the issue of restricted common shares pursuant to Regulation S. A portion of these proceeds will be used to close the Robertson Acquisition. However, there are no assurances that the Company can raise these funds and therefore close the Robertson Acquisition.

         OTHER SOURCES: The Company does not have sufficient liquidity or capital to undertake all potential acquisition prospects or to fund fully the development of any prospect. Therefore, the Company will continue to be dependent on raising substantial amounts of additional capital through any one or a combination of institutional or bank debt financing, equity offerings, debt offerings and internally generated cash flow, or by forming sharing arrangements with industry participants. Although the Company has been able to obtain such financings and to enter into such sharing arrangements in certain of its projects to date, there can be no assurance that it will continue to be able to do so. Alternatively, the Company may consider issuing additional securities in exchange for producing properties. There can be no assurance that any such financings or sharing arrangement can be obtained. Therefore, notwithstanding the Company's need for substantial amounts of additional capital, there can be no assurance that it can be obtained.

         Further acquisitions and development activities in addition to those for which the Company is contractually obligated are discretionary and depend exclusively on cash availability from outside sources such as bank debt and sale of securities or properties.

IMPACT OF INFLATION AND CHANGES IN OIL & GAS PRICES

         The Company's activities have not been, and in the near term are not expected to be, materially affected by inflation. However, the Company's acquisition, development and exploration activities are affected by changes in prevailing prices for oil and gas, over which the Company has no control.

         Although it can give no assurances, the Company believes that if oil and gas prices remain at or above current levels, its cash flow will be sufficient to cover monthly operational expenses and contribute towards the planned development and acquisition activities.


ITEM 3.  DESCRIPTION OF PROPERTY

RESERVE INFORMATION
         The crude oil and natural gas reserves of the Company have been estimated as of June 30, 1996, by the independent engineering firm of Harper & Associates. Estimates of the crude oil and natural gas reserves were determined based on then current prices and costs. Reserve calculations involved the estimate of future net revenues to be received therefrom. Such estimates are not precise and are based on assumptions regarding a variety of factors, many of which are variable and uncertain.

         The following table sets forth certain information regarding estimates of the Company's crude oil, and natural gas reserves as of June 30, 1996, all of which are located within the United States.

                           ESTIMATED PROVED RESERVES
                              AS OF JUNE 30, 1996


                            Proved             Proved             Total
                           Developed         Undeveloped          Proved
                           ---------         -----------          ------
Crude Oil, Bbls.           2,264,962          4,666,838          6,931,800
Natural Gas, Mcf           9,373,888          3,609,778         12,983,666

         The Company completed the Frymire and the Trigg Federal Purchases on November 6, 1996 and December 16, 1996 respectively. The crude oil and natural gas reserves of the Company acquired in this subsequent purchase have been estimated as of October 31, 1996 by the Company. Estimates of the crude oil and natural gas reserves were determined based on then current prices and costs. Reserve calculations involved the estimate of future net revenues to be received therefrom. Such estimates are not precise and are based on assumptions regarding a variety of factors, many of which are variable and uncertain.

         The following table sets forth certain information, as of October 31, 1996, regarding estimates of the Company's crude oil, and natural gas reserves acquired in the Frymire and the Trigg Federal Purchase, all of which are located within the United States. The Company is not aware of any material changes in operations, in production levels, in sales levels, in LOE's, in the number of productive wells or in the acreage position during the period from October 31, 1996 to the acquisition dates that might affect the reserve estimates materially.

                            ESTIMATED PROVED RESERVES
                       OF SUBSEQUENT PROPERTY ACQUISITION
                             AS OF OCTOBER 31, 1996

                            Proved         Proved         Total
                           Developed     Undeveloped      Proved
                           ---------     -----------      ------
Crude Oil, Bbls.            183,532          --           183,532
Natural Gas, Mcf            272,714          --           272,714

         There are numerous uncertainties inherent in estimating crude oil and natural gas reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. In addition, estimates of reserves are subject to revision by the results of drilling, testing and production subsequent to the date of such estimates. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. (See "Part I, Item 1, Risk Factors, Reserve Estimates and Future Net Revenue")

         In general, the volume of production from crude oil and natural gas properties declines as reserves are depleted. Except to the extent the Company acquires properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future crude oil and natural gas production is therefore highly dependent upon its level of success in acquiring or finding additional reserves. (See "Part I, Item 1, Risk Factors, Reserve Replacement")

EXPLORATORY AND DEVELOPMENTAL ACREAGE

         The Company's principal crude oil and natural gas properties consist of non-producing and producing crude oil and natural gas leases, including reserves of crude oil and natural gas in place. The following table indicates the Company's interest in developed and undeveloped acreage as of December 16, 1996, the date of the Company's most recent acquisition (the Trigg Federal Purchase).

                        DEVELOPED AND UNDEVELOPED ACREAGE
                             AS OF DECEMBER 16, 1996

                      Developed Acreage             Undeveloped Acreage
                 --------------------------      --------------------------
State            Gross Acres      Net Acres      Gross Acres      Net Acres
-----            -----------      ---------      -----------      ---------
Texas               24,124          20,244         22,526           11,795
New Mexico          14,200          14,116              0                0
Louisiana            1,351             234              0                0
                    ------          ------         ------           ------
Total               39,575          34,694         22,526           11,795
                    ======          ======         ======           ======


PRODUCTIVE WELLS
         The following table sets forth the total gross and net productive wells of the Company, expressed separately for crude oil and natural gas, as of December 16, 1996, the date of the Trigg Federal Purchase:

                                PRODUCTIVE WELLS
                            AS OF DECEMBER 16 , 1996

                           Crude Oil                        Natural Gas
                   --------------------------       ------------------------
State              Gross Wells      Net Wells       Gross Wells    Net Wells
-----              -----------      ---------       -----------    ---------
Texas                  80.0            42.8             21.0           16.6
New Mexico             69.0            68.4                0              0
Louisiana              12.0             3.1              3.0            0.1
                      -----           -----             ----           ----
Total                 161.0           114.0             24.0           16.7
                      =====           =====             ====           ====

CRUDE OIL, AND NATURAL GAS PRODUCTION AND SALES PRICES

         The following table presents the net crude oil, net natural gas liquids and net natural gas production for the Company, the average sales price per Bbl of crude oil and natural gas liquids and per Mcf of natural gas produced and the average cost of production per BOE of production sold, for the three months ended September 30, 1996 and 1995 and the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995.

                        OIL AND GAS PRODUCTION AND PRICES


                                             Three Months       Three Months                               Period from
                                                 Ended             Ended                                 August 9, 1994
                                             September 30,      September 30,         Year Ended         (inception) to
                                                 1996              1995             June 30, 1996        June 30, 1995
                                             -------------      -------------       -------------        ---------------
AVERAGE SALES PRICE:
Gas ($/Mcf)                                        2.30              1.50               2.43                   1.65
Oil ($/Bbl)                                       21.49             16.54              18.26                  16.52
BOE ($/BOE)                                       18.99             16.22              16.22                  16.32

PRODUCTION DATA:
Gas (MMcf)                                        96.282             6.513            153.833                  4.678
Oil (Mbbls)                                       26.797            24.186            102.536                 25.839
MBOE                                              42.844            25.272            128.175                 26.619

AVERAGE COST ($/BOE) DATA:
Production and operating costs                    11.06             10.43               9.17                  10.51
Production and severance taxes                     1.39              1.25               1.34                   1.29
Depreciation, depletion and amortization           4.96              4.75               4.92                   4.96

DRILLING ACTIVITIES

         The following table sets forth the Company's gross and net working interests in exploratory, development, and service wells drilled during the indicated periods.

                                              DRILLING ACTIVITIES


                                 Three months           Three months                             Period from August 9,
                               ended September        ended September           Year End          1994 (inception) to
                                   30, 1996               30, 1995            June 30, 1996         June 30, 1995
                                   --------               --------            -------------         -------------
                                Gross       Net        Gross       Net       Gross      Net       Gross          Net
                                Wells      Wells       Wells      Wells      Wells     Wells      Wells         Wells
Exploratory
 Productive
         Crude Oil                0           0          1           0.5        4         2         0            0
         Natural Gas              0           0          0           0          0         0         0            0
  Dry Holes                       0           0          0           0          2         1         0            0
Total                             0           0          1           0.5        6         3         0            0

Development
  Productive
         Crude Oil                0           0          0           0          0         0         1            0.2
         Natural Gas              0           0          0           0          0         0         0            0
  Service                         0           0          0           0          0         0         0            0
  Dry Holes                       0           0          0           0          0         0         0            0
                                  -           -          -           ---        -         -         -            ---
Total                             0           0          0           0          0         0         1            0.2

OIL AND GAS PRODUCING PROPERTIES

PARKEY RANCH, ARCHER AND BAYLOR COUNTIES, TEXAS

         The Company has a 50% working interest in the Parkey Ranch leases which include 59 gross oil wells and approximately 22,552 gross acres in Archer and Baylor Counties, Texas. The main producing zones are the Mississippian Lime, from 5,000 ft to 5,300 ft. and the Caddo Lime from 4,900 to 5,000 ft. Additional shallower resources are in the Gunsite and the Strawn zones. The Mississippian Lime is the deepest and also the most prolific formation in terms of oil and gas production. Approximately 89% of the gross acreage is undeveloped. Subject to cash availability, the Company plans to participate in drilling a minimum of three new wells per year at an average cost to the Company of $60,000 per well. The Parkey Ranch leases are operated by Troy Rogers Drilling Company.

ANDERSON #1, SHELBY COUNTY TEXAS

         The Company has a 12.5% working interest in this single well and in the surrounding lease of approximately 162 gross acres, located in the Center Field of Shelby County, Texas. This oil well is producing from a depth of 1,900 feet from the Saratoga Chalk Formation. The Company is assessing the feasibility of drilling an additional development well on this acreage. Northland is the operator.

OAKS FIELD, LIMESTONE COUNTY, TEXAS

         The Company has a 95% working interest in a single well gas unit which holds approximately 636 gross acres in Limestone County, Texas. The Oaks Field was discovered in 1978 and produces gas from the Travis Peak, the Cotton Valley Sand, the Bossier Sand and the Cotton Valley Lime formations. This well was completed in October, 1982, to produce gas from depths of about 11,300 feet in the Lower Cotton Valley Sand formation. Several potential recompletion zones may exist behind pipe. The Company is assessing the feasibility of drilling additional development wells on this acreage. Big Run Production Co. is the operator.

FAIRWAY (JAMES LIME) FIELD, ANDERSON COUNTY TEXAS

         The Company has a 95% working interest in a single well which is part of the Fairway Field located in Anderson, County, Texas. This well produces oil from the James Lime formation at a depth of approximately 10,000 feet. The Fairway Field was discovered in 1960 and is currently undergoing pressure maintenance which should benefit the Company's well. Big Run Production Co. is the operator.

ISSAC LINDSEY (PETTET) FIELD, ANDERSON COUNTY, TEXAS

         The Company has a 95% working interest in a single oil well which is part of the Issac Lindsey Field located in Anderson, County, Texas. This field, discovered in 1962, produces oil from the Pettet formation at a depth of approximately 8,500 feet. Big Run Production Co. is the operator.

CAROL JEAN (JAMES LIME) FIELD, ANDERSON COUNTY, TEXAS

         The Company has 90.3% and 91.2% working interests, respectively, in two gross oil wells, holding approximately 336 gross acres located in Anderson County, Texas. These wells are part of the Carol Jean Field which was discovered in 1981 and produces oil from the James Lime formation at depths of around 10,000 feet. Big Run Production Co. is the operator.

HALLSVILLE, N.E. FIELD, HARRISON COUNTY, TEXAS

         The Company has varying working interests from 47.5% to 95.0% in nine gross oil wells and one gross gas well holding approximately 9,000 gross acres located in Harrison County, Texas. These wells are part of the Hallsville Field which was discovered in 1952 and produces oil and gas from the Pettet formation at around 6,900 feet. The Company anticipates increased production through remedial work and putting shut-in wells back on production. Big Run Production Co. is the operator.

HUGHEY (CRANE) FIELD, HARRISON COUNTY, TEXAS

         The Company has a 91.9% working interest in five gross gas wells, holding approximately 3,281 gross acres located in Harrison County, Texas. Discovered in 1966, this field produces gas from the Crane zone of the Pettet formation at around 6,900 feet. The Company is assessing possible increases in production by adding compression to the gathering system and by putting several shut-in wells back on production. Big Run Production Co. is the operator.

CARTHAGE, S.E. FIELD, PANOLA COUNTY, TEXAS

         The Company has varying working interests from 66.8% to 72.1% in nine gross gas wells holding approximately 5,760 gross acres located in Panola County, Texas. The Carthage Field was discovered in the 1930's and produces gas and oil from several formations. This portion of the field was discovered in the 1950's and produces oil and gas from the Paluxy Sands, the Glen Rose Limestone, the Rodessa "Hill" Sand, the Lower Pettet Limestone, the Travis Peak and the Cotton Valley Sand. The Company anticipates that it will reactivate as many as five shut-in wells. It may also be feasible to drill additional development wells on this acreage. Big Run Production Co. is the operator.

CARTHAGE (HILL, S.W.) FIELD, PANOLA COUNTY, TEXAS

         The Company has varying working interests from 41.8% to 88.3% in eight gross gas wells holding approximately 349 gross acres located in Panola County, Texas. Discovered in 1971, this portion of the Carthage Field produces oil from the Hill zone of the Rodessa formation at around 5,000 feet. The Company is assessing well workover options to increase production. Big Run Production Co. is the operator.

RAMERS ISLAND SOUTH FIELD, TYLER COUNTY, TEXAS

         The Company has an 83.1% working interest in four gross oil wells, holding approximately 400 gross acres located in Tyler County, Texas. The Ramers Island South Field was discovered in 1973 and produces oil from the Wilcox formation at around 8,200 feet. The Company anticipates increased production through remedial work and putting shut-in wells back on production. It may also be feasible to drill additional development wells on this acreage. Big Run Production Co. is the operator.

LAKE TRAMMEL WEST (CANYON) FIELD, NOLAN COUNTY, TEXAS

         The Company has a 32.7% working interest in the Frymire Waterflood Unit consisting of seven producing oil wells, five water injection wells, two water supply wells, and one salt water disposal well on 571 gross acres in Nolan County, Texas. The Lake Trammel West Field was discovered in 1955. Production is from the Canyon Sand at 5200 feet. Primary production was plugged and abandoned in

1967. Re-development began in 1978 and the waterflood began in 1994. An engineering study identified that additional value may be added by converting three wells to injection, re-entering two wells for injection, drilling one new injection well, re-entering one well for production and drilling one new producer. The property is operated by Northland.

BLOCKER (COTTON VALLEY) FIELD, HARRISON COUNTY, TEXAS

         The Company has a 75.0% working interest in one gross gas well, holding
697.1 gross acres located in Harrison County, Texas. The Blocker Field produces from the Lower Cotton Valley and Upper Cotton Valley formations at 10,000 feet and 8,700 feet, respectively. The Company anticipates increases production through development of the Upper Cotton Valley in the existing wellbore and the drilling of a new well to the Lower Cotton Valley. Northland is the operator.

COTTONWOOD CREEK SOUTH FIELD, DEWITT COUNTY, TEXAS

         The Company has a 21.9% working interest in one gross oil well holding 40 gross acres located in Dewitt County, Texas. The Cottonwood Creek South Field produces from the Wilcox formation at approximately 7655 feet. Trans Pecos Resources is the operator.

CAPROCK FIELD, LEA AND CHAVES COUNTIES, NEW MEXICO

         The Company has a 100% working interest in two operating units (Drickey Queen Sand Unit and the Westcap Unit), a 98.3% working interest in a third operating unit (Rock Queen Unit) and a 100% working interest in the Trigg and Federal V leases. These properties are contiguous with 69 gross oil wells covering approximately 14,200 gross acres within the Caprock Oil Field in Chaves and Lea Counties of New Mexico. Oil was originally discovered on these properties in 1940 and drilling and development, including water flooding, continued through the 1960's. The primary reservoir is the Queen Sand formation which is encountered at an average depth of 3,000 feet. The net proved undeveloped reserves in these New Mexico properties represent approximately 45% of the total reserves of the Company, on a BOE basis. To exploit these reserves it will be necessary to implement a coordinated program of workovers, water flooding and infill drilling. The Company, with the assistance of independent engineering consultants, is evaluating alternate development options. However, there can be no assurance that any proposed development plan will result in the recovery of the undeveloped reserves nor that the Company can obtain sufficient financing. Northland is the operator.

CECELIA FIELD, ST. MARTIN PARISH, LOUISIANA

The Company has varying working interests from 11.1% to 86.3% in five gross oil wells holding approximately 267 gross acres located in St. Martin Parish, Louisiana. These wells are part of the Cecelia Field and produce from the Marg Tex Sands at about 11,500 feet. In 1995, the Company participated in drilling a successful development well on this acreage. Northland is the operator.

SOUTH BELL CITY FIELD, CALCASIEU PARISH, LOUISIANA

The Company has a 79.1% working interest in a single oil well holding approximately 80 gross acres located in Calcasieu Parish, Louisiana. This well is part of the South Bell City Field and produces from the Camerina Sands at about 10,800 feet. Northland is the operator.

EAST BELL CITY FIELD, CALCASIEU PARISH, LOUISIANA

The Company has a minor working interest of 2.6% in three gross oil wells holding approximately 480 gross acres located in Calcasieu Parish, Louisiana. These wells are part of the East Bell City Field and produce from the Cam and the CIB Haz Sands at about 10,800 feet. Arbol Resources, Inc. ("Arbol") is the operator.

SHUTESTON FIELD, ST. LANDRY PARISH, LOUISIANA

The Company has minor varying working interests from 3.2% to 40% in three gross gas wells holding approximately 485 gross acres located in St. Landry Parish, Louisiana. These wells are part of the Shuteston Field and produce from the Nodosaria, the Miller and the Boagni Sands at between 9,000 to 11,000 feet. Arbol is the operator.

HOLMWOOD FIELD, CALCASIEU PARISH, LOUISIANA

The Company has a minor working interest of 3.2% in a single oil well holding approximately 40 gross acres located in Calcasieu Parish, Louisiana. This well is part of the Holmwood Field and produces from the Marg Tex Sands at about 9,875 feet. Arbol is the operator.

OFFICES AND FACILITIES

         The primary executive offices of the Company are located at 3500 Oak Lawn Drive, Dallas, Texas and consist of 3,000 square feet of office space which it holds under a lease to November 30, 1999 at the rate of $10/sq. ft. per annum. These premises are shared by QSRN and Northland and are rented on a monthly basis for $3,000. In addition, the Company maintains an office at the offices of CHC at 60 Queen Street, Ottawa, Canada and a field office on its New Mexico properties. It also stores equipment and materials on site on various properties in which it has a working interest.



ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of December 20, 1996 information with respect to (1) any person known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock, (2) the shares of Common Stock beneficially owned by each officer and director of the Company, and (3) the total of the Company's Common Stock beneficially owned by the Company's officers and directors as a group. Except as noted in the footnotes, it is the belief of the Company that each stockholder listed below holds the sole voting and investment power with regard to the shares owned beneficially by such stockholder.

                                                                                             Approximate
Name and                                             Number of Shares                        Percent of
Address of                                           Beneficially                            Common Stock
Beneficial Owner                                     Owned                                   Outstanding(1)
----------------                                     ----------------                        --------------

OFFICERS AND DIRECTORS

Edward J. Munden(2)                                  9,600,000  (3)                              35%
60 Queen Street
Ottawa, Canada K1P 5Y7

Ronald I. Benn(2)                                    9,600,000  (3)                              35%
60 Queen Street
Ottawa, Canada K1P 5Y7

Bruce I. Benn (2)                                    9,600,000  (3)                              35%
60 Queen Street
Ottawa, Canada K1P 5Y7

Norden Investments Ltd.                              9,600,000  (3)                              35%
4651 Roswell Rd.
Suite B-105
Atlanta, GA  30342

All officers associated with
Norden as a group [3 persons plus Norden]            9,600,000                                   35%


Robert P. Lindsay (2)                                0                                           0%
3500 Oak Lawn Drive
Suite 380, L.B. #31
Dallas, Texas  75219

V. Ed Butler (2)                                     0                                           0
3500 Oak Lawn Drive
Suite 380, L.B. #31
Dallas, Texas  75219

Mitch Green (2)                                      0                                           0%
3500 Oak Lawn Drive
Suite 380, L.B. #31
Dallas, Texas  75219

All officers and directors
as a group
(6 persons)                                          9,600,000                                   35%

FIVE PERCENT STOCKHOLDERS

Forseti Investments Ltd.                             9,600,000                                   35%
45 O'Connor St.
Suite 450
Ottawa, Canada
K1P 1A4


(1) Based upon 27.827 million shares issued and outstanding as January 15, 1997.

(2) Executive Officer and/or Director. Includes Mitch C. Green who resigned as Vice President of the Company effective July 10,1996.

(3) Edward Munden, Ronald Benn and Bruce Benn have beneficial interests in Norden. Accordingly, the 9,600,000 Shares owned of record by Norden have been included as beneficially owned by each of the foregoing individuals, and by all Officers and Directors as a group.

   ITEM 5.        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The Company's bylaws provide that Directors are to be elected by simple majority vote and are to serve until the annual meeting next following such election or a successor has been duly elected and qualified. Directors may be removed with or without cause by a majority vote of the stockholders and may be removed for cause by the Board. Vacancies on the board may be filled by the remaining directors or by the stockholders. The executive officers of the Company are elected by and serve at the discretion of the Board of Directors.

         The following table sets forth the name, age and position of each director and executive officer of the Company:

Name                                Age              Position
----                                ---              --------

Edward J. Munden                    45               President & Chief Executive Officer and Director
Robert P. Lindsay                   54               Chief Operating Officer and Director
Ronald I. Benn*                     42               Chief Financial Officer
Bruce I. Benn*                      43               Executive Vice President, Secretary and Director
V. Ed Butler                        41               Vice President

     *   Ronald I. Benn and Bruce I. Benn are brothers.

         EDWARD J. MUNDEN has been the President and a Director of the Company since March 6, 1995. He was appointed as Chief Executive Officer in May, 1996. Since 1989, he has been a director and co-founder of CHC, which is a Canadian venture capital firm located in Ottawa. Since 1994, he has been a director of Capital House International Ltd. ("CHIL"). CHIL was incorporated in Barbados in 1994. CHIL became the original stockholder of QSRN and, for a time following the acquisition, the majority stockholder of the Company. Mr. Munden has held positions in the mining industry with Eldorado Nuclear Limited (1980 to 1989), the manufacturing industry with Proctor and Gamble Company of Canada (1978 to 1980) and the oil and gas industry with Union Oil of Canada Limited (1974 to
1976). Mr. Munden is a professional geological engineer and holds a Bachelor of Science in Engineering (1974) and a Masters of Business Administration (1978) from Queens University in Kingston, Canada.

         ROBERT P. LINDSAY joined the Company in 1994 as a part of the Company's acquisition and expansion strategy and became Executive Vice-President in September, 1995 and Chief Operating Officer in May, 1996. After graduating from the University of Texas in 1965 with a B.A. in Accounting, Mr. Lindsay joined Helmrich & Payne, an oil and gas drilling and exploration company headquartered in Tulsa Oklahoma. He held increasingly senior positions with that company until 1973 when he joined the family-owned Lin-mour Drilling Co. as its Chief Executive Officer. With over 300 employees, Lin-mour was one of the largest and oldest drilling companies in Wichita Falls.

         V. ED BUTLER joined the Company in June 1996 as Vice-President. He has over 18 years experience in oil field engineering and operations in Texas including two years as Executive Vice-President of Echo Production Inc. and 10 years as operations manager with Triad Energy Corporation. Prior to joining Triad in 1983, Mr. Butler held engineering positions with Blocker Exploration Company and Texas Oil and Gas Corporation. Mr. Butler holds an M.B.A. (1988) from University of Texas and a Bachelor of Science in Petroleum Engineering
(1978) from Texas A&M University.

         RONALD I. BENN was appointed Chief Financial Officer of QSRN in 1994 and assumed the same position with the Company when it acquired QSRN in March, 1995. Since 1989, he has been a senior executive, director and co-founder of CHC. In 1994, Mr. Benn became a director of CHIL. Mr. Benn is a Chartered Accountant. From 1980 to 1985 he held positions in the auditing and insolvency divisions of the accounting firm Clarkson Gordon Chartered Accountants (now known as Ernst & Young Chartered Accountants). He also has experience in the commercial banking industry and as a financial consultant to many start-up companies. Mr. Benn holds a Bachelor of Science degree (1977) from Carleton University in Ottawa, Canada and a Bachelor of Commerce (1980) from the University of Windsor, Canada.

         BRUCE I. BENN has been an Executive Vice President, and Director of the Company since March 1995. In 1989 he, together with his brother Ronald and Edward Munden, founded CHC. In 1994, he co-founded CHIL and has held the position of director since that time. Mr. Benn is a specialist in merchant banking and project finance. From 1985 to 1993, he was Vice President and Director of Corporation House Ltd., where he acted as a financial consultant to manufacturing, construction and resource development firms around the world. He is an attorney and holds a Masters of Law degree (LL.M., 1979) from the University of London, England, a Baccalaureate of Laws (LL.B., 1978) from the University of Ottawa, Canada and a Bachelor of Arts in Economics (1975) from Carleton University in Ottawa, Canada.



   ITEM 6.        EXECUTIVE COMPENSATION

         Commencing with the acquisition of QSRN in March 1995, the Company entered into a management contract with CHC, a Canadian venture capital company which is associated with CHIL, the then principal shareholder of the Company. The agreement currently provides for a monthly payment of $40,000 in return for the executive services of Bruce Benn, Edward Munden and Ronald Benn who are shareholders, directors and executive officers of CHC. CHC pays a salary to Bruce Benn, Edward Munden and Ronald Benn from the revenues generated by the management agreement with the Company as well as others it has with other unrelated organizations.

         Mr. Lindsay is employed by the Company at a base salary of $120,000 plus customary benefits. Mr. Lindsay is entitled to participate in the Stock Option Incentive Plan and may be entitled to performance bonuses as determined by the Board of Directors of the Company on a periodic basis.

         Mr. Butler is employed by the Company at a base salary of $100,000 plus customary benefits. Mr. Butler is entitled to participate in the Stock Option Incentive Plan and may be entitled to performance bonuses as determined by the Board of Directors of the Company on a periodic basis.

         The following table shows all the cash compensation paid or to be paid by the Company, as well as certain other non-cash compensation paid or accrued, during the fiscal years indicated, to the Chief Executive Officer ("CEO") for such period in all capacities in which he served. During the fiscal year ended June 30, 1996, no Executive Officer received total annual salary and bonus in excess of $100,000, except for Robert Lindsay. Total compensation paid to all five executive officers as a group during the fiscal year ended June 30, 1996 was $387,000. There have been no awards of performance bonuses or of options under the Incentive Stock Option Plan to any of the executive officers of the Company.

                           SUMMARY COMPENSATION TABLE


                                                                                 LONG TERM COMPENSATION

                              ANNUAL COMPENSATION                        AWARDS                PAYOUTS
   A                 B       C           D           E                     F           G          H            I
NAME AND           YEAR    SALARY      BONUS       BONUS   OTHER                   RESTRICTED   LTIP         OTHER
PRINCIPAL                   ($)         ($)         ($)    ANNUAL         AWARD       STOCK    PAYOUTS   COMPENSATION
POSITION                                                   COMPENS-        ($)       OPTIONS     ($)          ($)
                                                           ATION ($)

Munden, E.J.     1995     $50,000        0         0         0            0           0         0           0
                 1996      65,000        0         0         0            0           0         0           0
                                         0         0         0            0           0         0           0
Lindsay, Robert  1995      48,000        0         0         0            0           0         0           0
                 1996     108,000        0         0         0            0           0         0           0
                                         0         0         0            0           0         0           0

(Mr. Lindsay became an employee of the Company on July 1, 1995. All compensation paid to Mr. Lindsay prior to that time was under a contract arrangement).

         Directors are not compensated for acting in their capacity as Directors. Directors are reimbursed for their accountable expenses incurred in attending meetings and conducting their duties.

         In 1996, the Company adopted an Incentive Stock Option Plan (the "Plan") which is intended to advance the interests of the Company by helping it to attract and retain competent personnel and other employees by providing incentives to such personnel to devote the utmost skill and effort to the advancement and betterment of the Company by permitting them to participate in the ownership of the Company and the enhancement of its value which they help to produce.

         The Plan is administered by a committee (the "Committee"), appointed from time to time by the Board of Directors. Under the Plan, the Committee may grant stock options, which may be incentive stock options ("ISO's") as defined in the Internal Revenue Code (the "Code"), stock awards, or options which do not qualify as ISO's to directors, officers and employees of the Company who, in the opinion of the Committee, are expected to contribute materially to the Company's future success. A maximum of 1,500,000 shares, subject to adjustment for certain events of dilution, are available for grant under the Plan, provided however, that the aggregate fair market value of shares of Common Stock with respect to which an ISO is exercisable for the first time in any calendar year may not exceed $100,000 per person.

         The exercise price of the options granted under the Plan may not be less than 100% of the fair market value of the common stock on the date the option is granted in the case of ISO's (110% of the fair market value in the case of 10% stockholders). All ISO's granted under the Plan shall expire not later than ten years from the date of grant (5 years in the case of ISO's granted to 10% stockholders), and all nonqualified options shall expire at such date as the Committee shall determine. The option price may be paid in cash or, at the discretion of the Committee, by delivery of common stock or options already owned by the Optionee, (valued at the date of exercise), or a combination thereof.

         The aggregate number of shares of common stock with respect to which options may be granted under the Plan, the number of shares covered by each outstanding option, and the purchase price per share thereof in each such option, shall be adjusted for any increase or decrease in the number of shares of issued Common Stock of the Company resulting from a recapitalization, reorganization, merger, consolidation, exchange of shares, stock dividend, stock split, reverse stock split or other subdivision or consolidation of shares or other increase or decrease in such shares effected without receipt of consideration by the Company and approved by the Board of Directors of the Company, (an "Event of Dilution"), in amounts to prevent substantial dilution or enlargement of rights granted to or available for eligible employees. In the case of ISO's the ratio of the option price to the fair market value of the stock subject to the option immediately after the change must not be more favorable to the optionee on a share by share comparison than the ratio of the old option price was to the fair market value of the stock subject to the option immediately before such transaction. All such adjustments shall be made by the Committee, whose good faith determination shall be binding absent manifest error.

         The Board of Directors of the Company may from time to time amend, alter, suspend, or discontinue the Plan with respect to any shares of Common Stock as to which options have not been granted. However, no such alteration or amendment (unless approved by the stockholders) shall (a) increase (except in the case of an Event of Dilution) the maximum number of shares for which options may be granted under the Plan either in the aggregate or to any eligible employee; (b) reduce (except in the case of an Event of Dilution) the minimum option prices which may be established under the Plan; (c) extend the period or periods during which the options may be granted or exercised; (d) materially modify the requirements as to eligibility for participation under the Plan; (e) change the provisions of the preceding paragraph with respect to Events of Dilution; or (f) materially increase the benefits accruing to eligible employees under the Plan.

         An employee to whom an option is granted will not realize income at the time of the grant. Upon exercise of the option, the excess of fair market value of the stock at the date of exercise over the exercise price will be taxable as ordinary income unless the option is qualified as an ISO in which case there is no taxable income at the time of the exercise. The tax basis to the optionee for the stock acquired is the exercise price plus the amount recognized as income. The Company will be entitled to a deduction equal to the amount of ordinary income realized by the optionee in the Company's tax year which includes the end of the optionee's tax year in which he realizes the ordinary income. When shares acquired pursuant to the exercise of an option are disposed of, the holder will realize additional ordinary income or loss equal to the difference between the sale proceeds and his tax basis in the stock.

         If an employee to whom an option is granted exercises that option by payment of the exercise price in whole or in part with previously owned Common Stock of the Company, the optionee will not realize income with respect to the number of shares delivered by him. The optionee's tax basis for the delivered shares will carry over to the optioned shares received. With regard to the number of option shares received which exceeds the number of shares delivered in payment, the optionee will realize ordinary income at the time of the exercise; the optionee's tax basis in the additional optioned shares will equal the exercise price plus the amount of ordinary income realized by the optionee.

         Under the terms of the Plan, the Committee may grant stock awards which may, at the discretion of the Committee, be subject to forfeiture under certain conditions. Recipients of stock awards will realize ordinary income at the time of the lapse of the forfeiture conditions equal to the fair market value of the stock less any amount paid to the Company in connection with the issuance of the stock (the Committee may require the payment of the par value of the stock at the time of the grant). The

Company will realize a corresponding compensation deduction. The holder will have a tax basis equal to any amount paid to the Company plus the amount of any ordinary income recognized by the holder. Upon the sale of the stock, the holder will have a gain or loss equal to the sale proceeds minus his tax basis in the stock.

         The Company has issued no options or stock awards under the Plan.



ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,

         In March 1995, the Company entered into a management contract with CHC which was associated with CHIL. The agreement provides for a monthly payment in return for the executive services of Bruce Benn, Edward Munden and Ronald Benn who are shareholders, directors and executive officers of CHC. Edward Munden and Bruce Benn are directors and executive officers of the Company. Ronald Benn is an executive officer of the Company. The monthly payment under the management contract is currently $40,000.

         The Company owns 100% of the issued common stock of QSRN which in turn owns 100% of the issued common stock of Northland. The Company holds all its interests in oil and gas properties through QSRN. Northland was incorporated to assume operating opportunities as they become available in oil and gas properties in which QSRN has an interest.

         In October 1995, CHIL transferred all of its 19,200,000 shares of common stock in equal portions to CHIL's two stockholders - Norden and Forseti. Edward Munden, Ronald Benn and Bruce Benn, have beneficial interests in Norden. (See " Part I, Item 1, Risk Factors, Control by Two Stockholders and Management".)



ITEM 8.  DESCRIPTION OF SECURITIES.

COMMON STOCK

         The Company is authorized to issue 40,000,000 shares of Common Stock, $.0015 par value per share, of which 27.827 million shares were issued and outstanding as of January 15, 1997. Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

         The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

         The Common Stock of the Company is not subject to calls or assessments.

NOTES

         The Company is authorized to issue 5.0 million Deutschemark 12% Notes due July 15, 2000. These Notes are issued under the Regulation S exemption of the U.S. Securities Act of 1933 and are therefore prohibited for sale or resale in the U.S. or to U.S. persons unless pursuant to prior registration or to an exemption. As of January 15, 1997 the Company had issued DEM 3.55 million ($2.3 million) of these Notes.

         The Notes are unsecured, general obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness and secured indebtedness of the Company. The Notes are also subordinated to all existing and future indebtedness of the Company's subsidiaries. The Notes rank pari passu in right of payment with any unsecured subordinated indebtedness of the Company.

         The Notes may be redeemed at the option of the Company, in whole or in part, at any time prior to maturity on or after December 15, 1997 at 101% of their principal amount, plus accrued interest to the redemption date.


TRANSFER AGENT

         The Transfer Agent for the Company's Common Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, NY 10004.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS MARKETING INFORMATION

         The principal U.S. market in which the Company's Common Stock ($.0015 par value, all of which are one class) has been traded is the Over the Counter market. The Company's common stock is quoted on the NASDAQ Electronic Bulletin Board (Symbol: "QSRI").

         The following table sets forth the range of high and low closing bid prices for the Company's Common Stock on a quarterly basis since September 30, 1995 (first available quotation) as reported by the National Quotation Bureau, Inc. (which reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions). As of January 15, 1997 the closing bid for the Company's common stock was $3.375 per share. The foregoing and following information should not be taken as an indication of the existence of an established public trading market for the Company's Common Stock.

                                                           Bid Prices
                Quarter Ended                         High             Low

                September 30, 1995                   $2.000           $2.000
                December 31, 1995                    $2.000           $1.500
                March 31, 1996                       $2.125           $2.000
                June 30, 1996                        $2.250           $2.000
                September 30, 1996                   $2.125           $2.125
                December 31, 1996                    $3.375           $2.125

HOLDERS

         The approximate number of record holders of the Company's Common Stock as of January 15, 1997 was 1,237 , inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of January 15, 1997 was 27.827 million shares, of which 6.1 million are free trading shares.

DIVIDENDS

         Current management believes that the Company has not declared any cash dividends on its Common Stock since its inception in 1989. The Company has not declared any cash dividends on its Common Stock since current management assumed their positions in March, 1995 and has no present intention of paying any cash dividends on its Common Stock in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS.

         The Company is not presently a party to any material litigation not in the regular course of its business, nor to the Company's knowledge is such litigation threatened.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Except as set forth below, there have been no changes in or disagreements with accountants with respect to accounting and/or financial disclosure.

         In August, 1995, the Company terminated Stewart W. Robinson. C.P.A. ("SWR") as its independent auditor and retained KPMG Peat Marwick LLP ("KPMG") as its independent auditor.

         In connection with the audits of the financial statements of the Company for the fiscal years ended April 30, 1994, and 1993 and the eight month period ended December 31, 1994, and during the period commencing January 1, 1995 through August 30, 1995 (the fiscal year was changed to June 30 by resolution of the Board dated June 15, 1995) there were no disagreements with SWR on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of SWR, would have caused him to make reference to the subject matter of the disagreement in his report.

         Except for an explanatory paragraph concerning the Company's ability to continue as a going concern, SWR's reports on the Company's financial statements for the fiscal years ended April 30, 1994 and 1993 and the eight months ended December 31, 1994 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified as to uncertainty, audit scope or accounting principles.

         The decision to engage KPMG as set forth above and to dismiss SWR was made by the new Board of Directors of the Company subsequent to the Company's acquisition of QSRN.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On September 3, 1993 the Company issued 2,200,000 (presplit) shares of common stock to the stockholders of Notebook Center, Inc., a New York corporation ("NCI"), in exchange for all of the issued and outstanding shares of stock of NCI. The Company issued an additional 110,000 (presplit) shares of common stock to other parties for services rendered in the NCI acquisition and issued in escrow an additional 1,000,000 shares of common stock in the names of NCI shareholders to be distributed to such holders upon the Company reaching certain financial goals. The sale of these securities was exempt from registration by reason of the exemption provided by Section 4(2) of the Act. By agreement dated December 23, 1993, the NCI acquisition was rescinded and all but approximately 183,700 (presplit) share were returned to the Company and retired.

         In October 1993, the Company issued 1,330 (presplit) shares of common stock to investors at a price of $5.00 per share. The sale of these securities was exempt from registration by reason of the exemption provided by Section 3(b) of the Act. This offering was conducted to raise funds for the Company's NCI operations. As part of the rescission of the NCI acquisition, the 1,330 shares were repurchased at the issue price and canceled.

         On March 3, 1995 the Company did a reverse split of all issued and outstanding shares one-for-four. On May 26, 1995 the Company split all issued and outstanding shares two-for-one. All stock transactions taking place on or before these dates have been restated to reflect these splits, unless otherwise indicated as presplit.

         On March 6, 1995, the Company acquired all of the outstanding common stock of QSRN in exchange for 19,200,000 common shares of the Company. The sale of the securities was exempt from registration by reason of the exemption provided by Section 4(2) of the Act.

         On April 4, 1995, the Company issued 492,000 shares of common stock to a third party who had rendered services to the Company prior to or in connection with the March 6, 1995 acquisition of QSRN. The sale of the securities was exempt from registration by reason of the exemption provided by Section 4(2) of the Act.

         On April 4, 1996 the Company issued 1,100,000 shares of common stock to a third party investor for $75,000 and 996,076 shares of common stock to other third parties who assisted in the QSRN acquisition. The sales of the securities were exempt from registration by reason of the exemption provided by Section 3(b) of the Act.

         On May 11, 1995, the Company increased its authorized stock from 20 million to 40 million common shares.

         On May 12, 1995, the Company issued 3,100,000 shares of common stock to a third party investor for $527,000. The sale of the securities were exempt from registration by reason of the exemption provided by Section 3(b) of the Act.

         On May 30, 1995, the Company issued 100,000 shares of common stock to a third party investor for $17,000. The sale of the securities were exempt from registration by reason of the exemption provided by Section 3(b) of the Act.

         On March 31, 1996, the Company issued 350,000 shares of common stock to Ocean Marketing in consideration of services rendered during the period March 6, 1995 to March 31, 1996. The sale of the securities were exempt from registration by reason of the exemption provided by Section 4(2) of the Act. On April 10, 1996, the Company issued 470,000 shares of common stock to Mr. Eli Rebich as partial consideration for certain oil and gas interests which QSRN acquired from Mr. Eli Rebich and a company controlled by him. The sale of the securities were exempt from registration by reason of the exemption provided by Section 4(2) of the Act.

         On June 20, 1996, the Company issued 400,000 shares of common stock to a third party investor for $1,000,000. The sale of the securities were exempt from registration by reason of the exemption provided by Section 4(2) of the Act.

         Between July 1995 and June 30, 1996, the Company issued an aggregate of Deutschemarks ("DEM") 2.9 million (approximately $1.9 million principal amount of 12% unsecured Notes). The sale of the securities were exempt from registration by reason of the exemption provided by Regulation S promulgated under the Act.

         On July 8, 1996, the Company issued 16,000 shares of common stock to Mr. Robert Donato as partial consideration of services rendered during the period March 6, 1995 to June 30, 1996. The sale of the securities were exempt from registration by reason of the exemption provided by Section 4(2) of the Act.

         On July 10, 1996, the Company issued 100,000 shares of common stock to Mr. Mitch C. Green as partial consideration of the severance payment to him upon his resignation as an officer of the Company as of July 10, 1996. The sale of the securities were exempt from registration by reason of the exemption provided by Section 4(2) of the Act.

         On November 6, 1996, the Company issued 100,000 shares of common stock to Ms. Jane Rather as partial consideration for certain oil and gas interests which QSRN acquired from Janex Oil Company, Inc. and affiliates. The sale of the securities were exempt from registration by reason of the exemption provided by
Section 4(2) of the Act.

         On November 12, 1996, the Company issued 100,000 shares of common stock to a third party investor for $250,000. The sale of the securities were exempt from registration by reason of the exemption provided by Regulation S promulgated under the Act.

         On December 16, 1996, the Company issued 92,000 shares of common stock to Mrs. Betty Lowe as partial consideration for certain oil and gas interests which QSRN acquired in the Trigg Federal Purchase from the Maljamar #1 Joint Venture. The sale of the securities were exempt from registration by reason of the exemption provided by Section 4(2) of the Act.

         On December 26, 1996 the Company issued 400,000 shares of common stock to third party investors for $1,000,000. The sale of the securities were exempt from registration by reason of the exemption provided by Regulation S promulgated under the Act.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The General Corporation Law of the State of Delaware contains provisions entitling directors and officers of the Company to indemnification by the Company for liability arising out of certain actions. Additionally, the Company's Certificate of Incorporation provides for indemnification of Directors and Officers to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART F/S


                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES
                          INDEX TO FINANCIAL STATEMENTS


                                                                                                            PAGE
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
     STATEMENT OF QUEEN SAND RESOURCES, INC.................................................................. F1

     Unaudited Pro Forma Condensed Consolidated Statement of Operations
        for the year ended June 30, 1996......................................................................F2

     Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.................................F3

HISTORICAL FINANCIAL STATEMENTS

QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES:

     Independent Auditors' Report.............................................................................F4

     Consolidated Balance Sheets as of June 30, 1996 and 1995.................................................F5

     Consolidated Statements of Operations for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995......................................................F6

     Consolidated Statements of Stockholders' Equity for the year ended June 30, 1996 and for the period from August 9, 1994 (inception) to June 30, 1995..........................................F7

     Consolidated Statements of Cash Flows for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995......................................................F8

     Notes to Consolidated Financial Statements...............................................................F9

     Unaudited Condensed Consolidated Balance Sheet as of September 30, 1996.................................F22

     Unaudited Condensed Consolidated Statements of Operations for the three months ended September 30, 1996 and 1995....................................................................F23

     Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended September 30, 1996 and 1995....................................................................F24

     Notes to Unaudited Interim Period Condensed Consolidated Financial Statements...........................F25


ACQUIRED OIL AND GAS PROPERTIES FROM SOUTHERN EXPLORATION COMPANY OF TYLER, TEXAS:

     Independent Auditors' Report............................................................................F27

     Statements of Revenues and Direct Operating Expenses of Oil and Gas Properties
        Acquired for the nine months ended March 31, 1996 and for the year ended June 30,
        1995 (unaudited).....................................................................................F28

     Notes to Statements of Revenues and Direct Operating Expenses of Oil and Gas
        Properties Acquired for the nine months ended March 31, 1996 and the year ended
        June 30, 1995 (unaudited)............................................................................F29

ACQUIRED OIL AND GAS PROPERTIES FROM VARIOUS PREDECESSOR OWNERS:

     Independent Auditors' Report............................................................................F33

     Combined Statements of Revenues and Direct Operating Expenses of Oil and Gas
        Properties Acquired for the period from July 1, 1994 to acquisition dates............................F34

     Notes to Combined Statements of Revenues and Direct Operating Expenses of Oil and
        Gas Properties Acquired for the period from July 1, 1994 to the acquisition dates....................F35

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

       Unaudited Pro Forma Condensed Consolidated Statement of Operations


The following unaudited pro forma condensed consolidated statement of operations presents pro forma financial information of the Company with respect to the acquisition of certain East Texas oil and gas properties ("East Texas Purchase") on April 10, 1996.

The unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 1996 gives effect to the East Texas Purchase, as if such event occurred on July 1, 1995.

The pro forma condensed consolidated statement of operations and accompanying notes should be read in conjunction with the Company's consolidated financial statements (including notes thereto) appearing elsewhere in the Registration Statement. The pro forma condensed consolidated statement of operations does not purport to represent what the Company's results of operations actually would have been had such events occurred on the dates specified, or to project the Company's results of operations for any future period or date. The pro forma adjustments are based upon available information and certain adjustments that management believes are reasonable. In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma condensed consolidated statement of operations.

                                       F1

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

       Unaudited Pro Forma Condensed Consolidated Statement of Operations

                        For the year ended June 30, 1996


                                                           Company             East Texas              Company
                                                          Historical            Purchase              Pro Forma
                                                          ----------            --------              ---------
Revenues:
    Oil and gas sales                                     $ 2,079,413           1,137,378 (A)           3,216,791
    Interest and other                                         71,629                   -                  71,629
                                                          -----------          ----------               ---------
                                                            2,151,042           1,137,378               3,288,420
                                                          -----------          ----------               ---------
Expenses:
    Oil and gas production expenses                         1,175,639             512,588 (A)           1,688,227
    Depreciation, depletion and amortization                  630,000             302,773 (B)             932,773
    General and administrative                              1,113,146                   -               1,113,146
    Interest and financing expense                            420,790             328,332 (C)             749,122
                                                          -----------          ----------               ---------
                                                            3,339,575           1,143,693               4,483,268
                                                          -----------          ----------               ---------
                  Net loss                                $(1,188,533)             (6,315)             (1,194,848)
                                                          ===========          ===========              =========

Loss per common share                                           $(.05)                                       (.05)
                                                                 ===                                         ===

See accompanying notes to unaudited pro forma condensed consolidated statement of operations.

                                       F2

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

   Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations



       (A) Reflects the historical revenues and expenses of the oil and gas properties acquired in the East Texas Purchase for the nine months ended March 31, 1996.

       (B) Reflects the incremental depletion expense of the oil and gas properties acquired in the East Texas Purchase.

       (C) Incremental interest expense based on prime plus 1.5% (approximately 10% for the nine months ended March 31, 1996) on the Revolving Credit Note, notes payable to seller (9%) and privately placed Deutschemark (DEM) 12% notes due on July 15, 2000. Proceeds from the DEM notes sold in early 1996 were used to partially fund the East Texas Purchase. The DEM Notes may be redeemed at the option of the Company, in whole or in part, at any time prior to maturity date on or after December 15, 1997 at 101% of the principal amount, plus accrued interest to the redemption date.

                                       F3

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Queen Sand Resources, Inc.:

We have audited the accompanying consolidated balance sheets of Queen Sand Resources, Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Queen Sand Resources, Inc. and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995, in conformity with generally accepted accounting principles.


                              KPMG Peat Marwick LLP

Dallas, Texas
August 30, 1996, except as to the fourth paragraph
  of note 5, which is as of September 30, 1996, the
  first paragraph of note 10, which is as of
  November 6, 1996, the second paragraph of note 10,
  which is as of November 12, 1996, and the second
  paragraph of note 5, which is as of November 14,
  1996

                                       F4

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             June 30, 1996 and 1995

                                  Assets                              1996                1995
                                  ------                              ----                ----

Current assets:
     Cash                                                            $    599,621               99,447
     Accounts receivable - oil and gas sales                              428,259              170,593
     Accounts receivable from stockholders (note 4)                       500,000              524,000
     Other                                                                  4,933               12,884
                                                                     ------------         ------------
                  Total current assets                                  1,532,813              806,924
                                                                     ------------         ------------

Property and equipment, at cost (notes 3 and 5):
     Oil and gas properties, based on full cost
       accounting method                                               10,158,954            3,923,855
     Other equipment                                                      265,297              251,097
                                                                     ------------         ------------
                                                                       10,424,251            4,174,952
     Less accumulated depreciation, depletion
       and amortization                                                   762,000              132,000
                                                                     ------------         ------------
                  Net property and equipment                            9,662,251            4,042,952

Other assets                                                               87,749                   --
                                                                     ------------         ------------
                                                                     $ 11,282,813            4,849,876
                                                                     ============         ============

                   Liabilities and Stockholders' Equity

Current liabilities:
     Accounts payable - trade                                        $    431,321              152,471
     Accounts payable - related party (note 8)                                 --               66,447
     Accrued liabilities                                                  208,396              232,902
     Notes payable (note 5)                                               750,000                   --
     Revolving credit facility (note 5)                                        --              262,610
     Current portion of capitalized lease obligation (note 6)              60,010               56,276
                                                                     ------------         ------------
                  Total current liabilities                             1,449,727              770,706

Long-term obligations, net of current portion (notes 5 and 6)           6,670,441              875,592
                                                                     ------------         ------------
                  Total liabilities                                     8,120,168            1,646,298
                                                                     ------------         ------------

Stockholders' equity (notes 4 and 5):
     Common stock, $.0015 par value, authorized 40,000,000
       shares; issued and outstanding 27,020,000 and
       25,800,000 shares in 1996 and 1995, respectively                    40,530               38,700
     Additional paid-in capital                                         4,997,841            3,852,071
     Accumulated deficit                                               (1,875,726)            (687,193)
                                                                     ------------         ------------
                  Total stockholders' equity                            3,162,645            3,203,578

Commitments (notes 10 and 11)
                                                                     ------------         ------------
                                                                     $ 11,282,813            4,849,876
                                                                     ============         ============

See accompanying notes to consolidated financial statements.

                                       F5

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operations

                 For the year ended June 30, 1996 and the period
                from August 9, 1994 (inception) to June 30, 1995



                                                   1996             1995
                                                -----------      -----------

Revenues:
    Oil and gas sales                           $ 2,079,413          434,513
    Interest and other (note 1(k))                   71,629           10,041
                                                -----------      -----------
                                                  2,151,042          444,554
                                                -----------      -----------

Expenses:
    Oil and gas production expenses               1,175,639          279,825
    Depreciation, depletion and amortization        630,000          132,000
    General and administrative (note 8)           1,113,146          293,658
    Interest and financing costs                    420,790           25,144
    Reverse acquisition expenses (note 2)                --          401,120
                                                -----------      -----------
                                                  3,339,575        1,131,747
                                                -----------      -----------
                    Net loss                    $(1,188,533)        (687,193)
                                                ===========      ===========

Loss per common share                           $      (.05)            (.06)
                                                ===========      ===========

See accompanying notes to consolidated financial statements.

                                       F6

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                 For the year ended June 30, 1996 and the period
                from August 9, 1994 (inception) to June 30, 1995



                                               Common Stock              Additional                           Total
                                               ------------               paid-in         Accumulated      stockholders'
                                          Shares           Amount         capital           deficit            equity
                                          ------           ------         -------           -------            ------

Issuance of common stock
   to CHIL                                19,200,000       $ 28,801         3,234,330               -          3,263,131

Reverse acquisition (note 2)               3,400,000          5,099            78,541               -             83,640

Issuance of common stock
   (note 4)                                3,200,000          4,800           539,200               -            544,000

Net loss                                          -              -                 -         (687,193)          (687,193)
                                        ------------       --------       -----------        --------          ---------

Balance at June 30, 1995                  25,800,000         38,700         3,852,071        (687,193)         3,203,578

Issuance of common stock
   for services (note 4)                     350,000            525            62,475               -             63,000

Issuance of common stock
   for oil and gas properties
   (note 4)                                  470,000            705            83,895               -             84,600

Issuance of common stock
   (note 4)                                  400,000            600           999,400               -          1,000,000

Net loss                                          -              -                 -       (1,188,533)        (1,188,533)
                                        ------------       --------       -----------       ---------          ---------

Balance at June 30, 1996                  27,020,000       $ 40,530         4,997,841      (1,875,726)         3,162,645
                                          ==========         ======         =========       =========          =========

See accompanying notes to consolidated financial statements.

                                       F7

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                 For the year ended June 30, 1996 and the period
                from August 9, 1994 (inception) to June 30, 1995



                                                                       1996                 1995
                                                                       ----                 ----

Cash flows from operating activities:
     Net loss                                                        $(1,188,533)           (687,193)
     Adjustments to reconcile net loss to net cash used in
       operating activities:
         Depreciation, depletion and amortization                        630,000             132,000
         Foreign currency translation gains                              (62,528)                 --
         Reverse acquisition expenses - issuance of common
            stock for services rendered                                       --              83,640
         Issuance of common stock for services rendered                   63,000                  --
         Changes in operating assets and liabilities:
            Accounts receivable - oil and gas sales                     (257,666)           (170,593)
            Other assets                                                   7,951             (12,884)
            Accounts payable and accrued liabilities                     187,897             351,820
                                                                     -----------         -----------
                  Net cash used in operating activities                 (619,879)           (303,210)
                                                                     -----------         -----------

Cash flows from investing activities:
     Additions to property and equipment                              (5,414,711)         (3,129,952)
     Additions to other assets                                           (87,749)                 --
                                                                     -----------         -----------
                  Net cash flows used in investing activities         (5,502,460)         (3,129,952)
                                                                     -----------         -----------

Cash flows from financing activities:
     Proceeds from revolving credit facility                                  --             262,610
     Payments made on revolving credit facility                         (262,610)                 --
     Proceeds from revolving line of credit                            4,582,011                  --
     Proceeds from private debt offerings                              1,872,860                  --
     Payments made on note payable                                      (600,000)                 --
     Proceeds from the sale of common stock                            1,024,000           3,283,131
     Payments made on capital lease obligation                           (56,276)            (13,132)
                                                                     -----------         -----------
                  Net cash provided by financing activities            6,559,985           3,532,609
                                                                     -----------         -----------

Effect of foreign currency exchange rate changes on cash                  62,528                  --
                                                                     -----------         -----------

Net increase in cash                                                     500,174              99,447
Cash at beginning of period                                               99,447                  --
                                                                     -----------         -----------
Cash at end of period                                                $   599,621              99,447
                                                                     ===========         ===========

See accompanying notes to consolidated financial statements.

                                       F8

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1996 and 1995


(1)    Summary of Significant Accounting Policies

       (a)    General

              Queen Sand Resources, Inc. ("QSRI" or the "Company") is engaged in, and its only industry segment is acquisitions, exploration, development, production and sale of crude oil and natural gas. The Company's business activities are carried out primarily in Texas, New Mexico and Louisiana.

              The Company was formed on August 9, 1994 as a wholly-owned subsidiary of Capital House International Limited ("CHIL"), a Barbados corporation. After the March 1995 reverse acquisition (discussed in note 2) and the issuance of additional shares in May 1995, CHIL owned 74.4% of the Company's common stock at June 30, 1995. In October 1995 CHIL conveyed 9,600,000 shares each to Norden Investments, Ltd. ("Norden"), of which certain officers of the Company have beneficial interests, and Forseti Investments Ltd. ("Forseti"), both of which are Barbados corporations. As a result of this transaction, CHIL no longer owns any shares of the Company. Norden and Forseti each own 50% of CHIL.

       (b)    Liquidity

              A majority of the Company's proved oil and gas reserves are undeveloped which are expected to require approximately $30,100,000 (unaudited) of development costs over the next 10 years. Accordingly, the Company will need to obtain substantial amounts of funds in the future to finance development of these undeveloped reserves. The Company plans to fund these obligations using cash anticipated to be provided from future operations and future equity offerings and debt financings. However, there is no assurance funds will be available when needed. Failure to fund these capital expenditures would substantially diminish the value of the Company's oil and gas reserves (see note 12).

              The Company had negative cash flows from operations for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995. In the event of future cash flow deficiencies, management believes that sufficient liquidity will be provided through a combination of common stock sales, private debt offerings, and acquisitions of oil and gas properties with positive cash flows.

       (c)    Principles of Consolidation

              The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

                                       F9

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       (d)    Property and Equipment

              The Company follows the full cost method of accounting for its oil and gas activities under which all costs, including direct general and administrative expenses associated with property acquisition, exploration and development activities, are capitalized. Capitalized general and administrative expenses directly associated with acquisitions, exploration and development of oil and gas properties were $231,750 and $294,385 for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995, respectively. Capitalized costs are depleted by the unit-of-production method using independent engineer estimates of unrecovered proved oil and gas reserves. The costs of unproved properties are excluded from depletion until the properties are evaluated. Depreciation, depletion and amortization of oil and gas properties was $4.60 and $4.59 per equivalent barrel of oil and gas produced for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995, respectively. Sales of oil and gas properties are accounted for as adjustments to the capitalized cost center unless such sales significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center, in which case a gain or loss is recognized.

              The Company limits the capitalized costs of oil and gas properties, net of accumulated depreciation, depletion and amortization, to the estimated future net revenues from proved oil and gas reserves less estimated future development and production expenditures discounted at 10%, plus the lower of cost or estimated fair value of unproved properties as adjusted for related tax effects. If capitalized costs exceed this limit, the excess is charged to depreciation, depletion and amortization expense. The Company has not recorded any write-downs of capitalized costs as a result of this limitation.

              Depreciation, depletion and amortization expense and limits to capitalized costs are based on estimates of oil and gas reserves which are inherently imprecise. Accordingly, it is reasonably possible that such estimates could differ materially in the near term from amounts currently estimated.

              Depreciation and amortization of other property and equipment is provided principally by the straight-line method over the estimated service lives of the related assets. Equipment under capital lease is recorded at the lower of fair value or the present value of future minimum lease payments and are depreciated over the lease term.

              Costs incurred to operate, repair and maintain wells and equipment are generally expensed as incurred.

              The Company's exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

              The Company does not expect future costs for site restoration, dismantlement and abandonment, postclosure and other exit costs which may occur in the sale, disposal, or abandonment of a property to be material.

                                      F10

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       (e)    Revenue Recognition

              The Company uses the sales method of accounting for oil and gas revenues. Under the sales method, revenues are recognized based on actual volumes of oil and gas sold to purchasers.

       (f)    Environmental Matters

              The Company is subject to extensive federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

       (g)    Income Taxes

              Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

       (h)    Statement of Cash Flows

              The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

              Payments of interest were $168,870 and $9,378 for the year ended June 30, 1996 and for the period from August 9, 1994 (inception) to June 30, 1995, respectively. No federal or state income taxes were paid during these periods due to net operating losses.

              In 1996, in connection with the purchase of certain interests in oil and gas properties located in Texas, the Company entered into notes payable with the seller for $750,000 and issued 470,000 shares of common stock valued at $84,600 ($.18 per share) (see notes 3 and 4).

              In 1996, in connection with the sale of 400,000 shares of common stock for $1,000,000, the Company recorded accounts receivable from stockholders in the amount of $500,000. The receivables were collected in September 1996 (see note 4).

              In 1996, in connection with certain promotional services rendered by an unrelated party, the Company issued 350,000 shares of common stock valued at $63,000 ($.18 per share) (see note 4).

              In 1995, in connection with the purchase of interests in oil and gas properties located in Texas, the Company entered into a note payable for $600,000 (see note 3).

                                      F11

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


              In 1995, in connection with the reverse acquisition (see note 2), the Company issued 492,000 shares of common stock, valued at $83,640 ($.17 a common share) to an unrelated party for investment advisory services.

              In 1995, in connection with the sale of 3,200,000 shares of common stock, the Company recorded a receivable in the amount of $544,000, $20,000 of which was received by June 30, 1995 and the remainder in fiscal 1996 (see note 4).

              In connection with the purchase of interests in oil and gas properties located in New Mexico, the Company entered into a capitalized lease obligation in the amount of $345,000 (present value of future minimum lease payments (see note 6)) and assumed certain liabilities of the seller of $100,000.

       (i)    Loss Per Common Share

              Loss per common share is based upon the weighted average number of common shares outstanding (26,003,479 and 12,275,031 for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995, respectively).

       (j)    Concentrations of Credit Risk

              For the year ended June 30, 1996, five oil and gas companies accounted for 15%, 15%, 17%, 21% and 24%, respectively, of the Company's oil and gas sales. During the period from August 9, 1994 (inception) to June 30, 1995, four oil and gas companies accounted for 30%, 27%, 26% and 14%, respectively, of the Company's oil and gas sales. Because oil and gas sales are made to large, well-established companies, the Company does not believe that this concentration of sales and credit risks represents a material risk of loss with respect to its financial position as of June 30, 1996 and 1995.

       (k)    Foreign Currency

              Foreign currency transactions are translated to U.S. dollars at the rate of exchange on the date of the transaction. Amounts payable and receivable in foreign currency are translated at the exchange rate at the balance sheet date. Translation gains of $62,528 were recognized during the year ended June 30, 1996 and are included in interest and other in the accompanying consolidated statements of operations.

                                      F12

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


        (l)   Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(2)    Reverse Acquisition

       On March 6, 1995, Queen Sand Resources, Inc., a Delaware Corporation ("QSRI") formerly Universal Biotechnologies, Inc. ("UBTI") acquired all of the outstanding common stock of Queen Sand Resources, Inc. a Nevada corporation ("QSRN") in exchange for 19,200,000 common shares of QSRI. For accounting purposes the acquisition has been treated as a recapitalization of QSRN with QSRN as the acquirer (reverse acquisition). The combined entity retained the name Queen Sand Resources, Inc. The historical financial statements prior to March 6, 1995 are those of QSRN, which have been retroactively restated for the equivalent number of shares received in the merger. In connection with the reverse acquisition the shareholders of UBTI received 2,908,000 shares for UBTI shares outstanding prior to the acquisition. Costs of $401,120, including 492,000 common shares issued to an unrelated party for investment advisory services (valued at $.17 per share), incurred in connection with the reverse acquisition have been charged to expense as UBTI at the time of the reverse acquisition had no net tangible assets.

       Pro forma information giving effect to the transaction is not presented because the acquisition is not a business combination and the operations of QSRI prior to the acquisition were nominal.

(3)    Oil and Gas Property Acquisitions

       In September 1994, the Company paid $579,518 in cash for approximately 74% interest in the Norden Resources Company Joint Venture (Norden JV), an unrelated third party, which owned certain oil and gas properties located in Lea and Chaves counties, New Mexico. In March 1995, the Company purchased the remaining interest in the Norden JV for approximately $309,000 in cash and the assumption of $100,000 in liabilities and entered into a capital lease with the seller for oilfield service equipment (see note 6).

       In March 1995, the Company purchased a 50% interest in oil and gas properties located in Archer and Baylor Counties, Texas, for approximately $1.0 million in cash and a $600,000 note (see note 5).

       In April 1995, the Company purchased interests in oil and gas properties located in Calcasieu, Cameron, St. Landry and St. Martin Parishes, Louisiana for approximately $396,000 in cash. The interests in the acquired properties plus associated production equipment range from approximately 2.1% to 86.2%.

       In April 1996, the Company purchased interests in oil and gas properties located in East Texas for $4,250,000 in cash, $750,000 in notes payable and 470,000 common shares valued at $84,600 ($.18 per share).

       The consolidated financial statements include the results of operations of the acquired interests in oil and gas properties from their respective acquisition dates.

                                      F13

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       The following unaudited pro forma summary of the Company's consolidated results of operations for the year ended June 30, 1996 and for the period from August 9, 1994 (inception) to June 30, 1995 was prepared as if the purchases of the above mentioned properties had occurred on August 9, 1994 (inception). The unaudited pro forma data is based on numerous assumptions and is not necessarily indicative of future operations or of results which would actually have occurred if the acquisitions had been made on August 9, 1994.

                                                 1996               1995
                                                 ----               ----

                  Revenues                       $ 3,288,420         2,560,921
                                                   =========         =========

                  Net loss                       $(1,194,848)       (1,075,438)
                                                   =========         =========

                  Loss per common share              $(.05)             (.08)
                                                       ===               ===

(4)    Common Stock

       In May 1995, the Company sold 3,200,000 shares of common stock for $.17 per share. At June 30, 1995, receivables of $524,000 remained outstanding from these stock sales which were collected in 1996.

       On May 10, 1995, the Board of Directors effected a two-for-one stock split, with a May 26, 1995 record date. All share and per share amounts in the accompanying consolidated financial statements and notes thereto have been restated to reflect the stock split.

       In March 1996, the Company issued 350,000 shares of common stock valued at $.18 per share in connection with certain promotional services rendered by an unrelated party.

       In April 1996, the Company issued 470,000 shares of common stock valued at $.18 per share in connection with the acquisition of oil and gas properties (see note 3).

       In June 1996, the Company sold 400,000 shares of common stock for $2.50 per share. At June 30, 1996, a receivable of $500,000 remained outstanding from this stock sale. The receivable was subsequently collected by the Company in September 1996.

                                      F14

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(5)    Current and Long-term Debt

       A summary of current and long-term debt follows:

                                                                                       June 30
                                                                               --------------------------
                                                                               1996                   1995
                                                                               ----                   ----

         Prime plus 1.5% revolving credit note, due in December 1997
                                                                              $ 4,582,011                -

         12% unsecured DEM notes, due in July 2000                              1,872,860                -

         9% notes to seller, due in July and October 1996 and January
              1997                                                                750,000                -

         9% note to seller, repaid in 1996                                              -          600,000

         5.625% bank note, repaid in 1996                                               -          262,610

         Capital lease obligations (note 6)                                       275,580          331,868
                                                                                ---------        ---------
                                                                                7,480,451        1,194,478
         Less portion of debt classified as current                               750,000          262,610
         Less portion of capitalized lease obligation
              classified as current                                                60,010           56,276
                                                                              -----------        ---------
                           Total long-term obligations                        $ 6,670,441          875,592
                                                                                =========        =========

       On December 1, 1995, the Company entered into a credit agreement ("Revolving Credit Note") with a bank to provide a revolving line of credit up to $10,000,000. The borrowing base is established by the bank based on oil and gas reserve values and was $1,250,000 at January 30, 1996. On November 14, 1996, the revolving credit note was amended to increase the line of credit to $15,000,000, increase the borrowing base to $5,325,000 and extend the due date to December 1, 1997. Borrowings are secured by substantially all the Company's interests in oil and gas properties.

       The revolving credit agreement contains, among other items, restrictive covenants relating to asset sales, loans and advances, payment of dividends, minimum working capital, and minimum tangible net worth. At March 31, 1996 and April 30, 1996, the Company was not in compliance with the restrictive covenant relating to maintenance of minimum tangible net worth and minimum working capital, respectively. The bank subsequently waived compliance with the minimum tangible net worth covenant as of March 31, 1996 and minimum working capital covenant as of April 30, 1996. The Company was in compliance with all restrictive covenants at June 30, 1996. The Company believes it will be able to comply with all restrictive covenants in the future or obtain waivers from the bank with respect to noncompliance. Should the Company in the future not be able to comply with any of the covenants and is unable to obtain a waiver from the bank with respect to its noncompliance, an event of default will occur and the bank may require immediate repayment of the outstanding balance plus accrued interest of the Revolving Credit Note. Should immediate repayment be required, the Company does not presently have and may not in the future have financial resources available to meet such a demand.

                                      F15

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



       In July 1995, the Company initiated a private debt offering whereby it may issue up to a maximum of 5,000,000 Deutschmark (DEM) denominated 12% notes due on July 15, 2000, of which DEM 2,850,000 was outstanding at June 30, 1996. The Company issued additional notes aggregating DEM 200,000, DEM 50,000 and DEM 450,000 in July, August and September 1996, respectively. The notes may be redeemed at the option of the Company, in whole or in part, at any time prior to maturity date on or after December 15, 1997 at 101% of the principal amount, plus accrued interest to the redemption date. The notes are unsecured, general obligations of the Company, subordinated in right of payment to any senior and secured indebtedness of the Company including all other existing indebtedness. The note agreement contains covenants which place limitations on dividends and liens.

       In April 1996, in connection with the acquisition of certain interests in oil and gas properties (see note 3), the Company entered into three notes of $250,000 each.

       The aggregate maturities of current and long-term debt for the five years ending June 30, 2001 are as follows: 1997 - $750,000, 1998 - $4,582,011;
       1999 through 2000 - $-0-; and 2001 - $1,872,860.

(6)    Capital Lease Obligation

       In 1995, in connection with the purchase of interests in certain oil and gas properties (see note 3), the Company entered into a capital lease with the seller for oil field service equipment. The excess ($145,000) of the present value of future lease rentals ($345,000) over the fair value of the equipment has been treated as part of the acquisition cost of oil and gas properties. The cost and related accumulated depreciation of the capital equipment at June 30, 1996 is $200,000 and $50,000, respectively. At June 30, 1996, minimum lease payments required under the capital lease follow:


            1997                                                                               $  90,000
            1998                                                                                  90,000
            1999                                                                                  90,000
            2000                                                                                  67,500
                                                                                                 -------
                           Total minimum lease payments                                          337,500
            Less amount representing interest (at 11%)                                           (61,920)
                                                                                                 -------
            Present value of minimum lease payments                                              275,580
            Less current installments of obligation under capital lease                           60,010
                                                                                                 -------
                           Obligation under capital lease, excluding
                              current installments                                             $ 215,570
                                                                                                 =======

(7)    Fair Value of Financial Instruments

       The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximates fair value because of the short maturity of those instruments. The estimated fair value of the Company's long-term obligations is estimated based on the current rates offered to the Company for similar maturities. At June 30, 1996 and 1995, the carrying value of long-term obligations approximates fair value.

                                      F16

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(8)    Related Party Transactions

       The Company is charged a monthly fee by Capital House A Finance and Investment Corporation ("Capital House") (owned by certain officers of the Company) for general and administrative costs. Such fee covers the services provided to the Company by certain employees of Capital House and amounted to $480,000 and $409,000 for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995, respectively. Effective May 1995, the monthly fee was set at $50,000 per month and was reduced to $40,000 per month effective July 1995. The Company also reimburses Capital House for certain direct general and administrative costs incurred by Capital House on behalf of the Company. The Company reimbursed Capital House $163,772 and $90,908 for such costs for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995, respectively. The Company capitalized $128,717 and $294,385 of the management fees and general and administrative costs paid to Capital House which were directly associated with oil and gas property acquisitions, exploration and development for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995, respectively.

(9)    Income Taxes

       The Company's effective tax rate differs from the U.S. statutory rate due to losses without tax benefit. The tax effects of the primary temporary differences giving rise to the deferred federal income tax assets and liabilities as determined under Statement of Accounting Standards No. 109 "Accounting for Income Taxes" at June 30, 1996 and 1995 follow:

                                                                                   1996                1995
                                                                                   ----                ----
         Deferred income tax assets:
              Reverse acquisition costs                                          $ 127,343             126,371
              Net operating loss carryforwards                                     457,985             147,186
              Statutory depletion carryforward                                      11,412               1,360
              Oil and gas properties, principally due to
                 differences in depreciation, depletion and
                 amortization                                                       40,499                  -
                                                                                   -------           --------
                                                                                   637,239             274,917
              Less valuation allowance                                            (637,239)           (235,006)
                                                                                   -------             -------
                           Net deferred income tax asset                                 -              39,911

         Deferred income tax liability - oil and gas properties,
              principally due to differences in depreciation, depletion
                 and amortization                                                       -              (39,911)
                                                                                 ---------             -------
                                                                               $        -                   -
                                                                                 =========            ========

       The net changes in the total valuation allowance for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995 were increases of $402,233 and $235,006, respectively. The Company has $1,347,016 of tax net operating loss carryforwards which expire in 2010 and 2011. The Company also has approximately $35,000 of statutory percentage depletion carryforwards.

                                      F17

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(10)   Other Subsequent Events

       On November 6, 1996, the Company entered into an agreement to purchase interests in oil and gas properties located in various counties in Texas for approximately $1,063,000 in cash and notes payable and 100,000 shares of common stock.

       On November 12, 1996, the Company entered into an agreement to sell 100,000 shares of common stock to an unrelated party for $2.50 per share.

(11)   Commitments

       In connection with the acquisition of oil and gas properties located in Archer and Baylor Counties, Texas, the Company is committed to drill three new wells by January 28, 1997 and three additional new wells in each of the following two years for a total of nine wells by January 28, 1999. The Company's 50% share of the cost of each additional well is approximately $60,000. Five wells have been drilled in satisfaction of these commitments as of June 30, 1996.

                                      F18

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(12)   Supplementary Oil and Gas Data (Unaudited)

       The following tables set forth supplementary disclosures for oil and gas producing activities in accordance with Statement of Financial Accounting Standards No. 69.

       (a)    Results of Operations for Producing Activities

              The following sets forth certain information with respect to results of operations from oil and gas producing activities for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995:

                                                                                   1996                1995
                                                                                   ----                ----

                Oil and gas sales                                                $ 2,079,413            434,513
                Production expenses                                               (1,175,639)          (279,825)
                Depreciation, depletion and amortization                            (590,000)          (122,000)
                                                                                   ---------            -------
                Results of operations (excludes corporate
                     overhead and interest expense)                              $   313,774             72,688
                                                                                   =========            =======

        (b)   Capitalized Costs

              The following table summarizes capitalized costs relating to oil and gas producing activities and related amounts of accumulated depreciation, depletion and amortization at June 30, 1996 and 1995:

                                                                                  1996                1995
                                                                                  ----                ----

                  Oil and gas properties - proved                                $ 10,158,954          3,923,855
                  Accumulated depreciation, depletion and     amortization
                                                                                     (712,000)          (122,000)
                                                                                   ----------          ---------
                  Net capitalized costs                                          $  9,446,954          3,801,855
                                                                                   ==========          =========

       (c)    Costs Incurred

              The following sets forth certain information with respect to costs incurred, whether expensed or capitalized, in oil and gas activities for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995:

                                                                                  1996                 1995
                                                                                  ----                 ----

                  Property acquisition costs                                     $ 5,057,292           3,232,988
                                                                                   =========           =========

                  Development costs                                              $ 1,177,807             690,867
                                                                                   =========           =========

                                      F19

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       (d)    Reserve Quantity Information

              The following table presents the Company's estimate of its proved oil and gas reserves, all of which are located in the United States. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. The estimates have been prepared by independent petroleum reservoir engineers.

                                                                                     Oil                 Gas
                                                                                   (Bbls)               (Mcf)
                                                                                   ------               -----
                  Proved reserves:
                       Balance at August 9, 1994 (inception)                               -                   -
                       Purchases of reserves in place                              6,215,735             424,533
                       Production                                                    (25,839)             (4,678)
                                                                                   ---------          ----------
                       Balance at June 30, 1995                                    6,189,896             419,855
                       Purchase of reserves in place                                 787,531          12,781,385
                       Revisions in previous estimates and other                      56,909             (63,741)
                       Production                                                   (102,536)           (153,833)
                                                                                   ---------          ----------
                       Balance at June 30, 1996                                    6,931,800          12,983,666
                                                                                   =========          ==========

                  Proved developed reserves:
                       Balance at June 30, 1995                                    1,817,100             312,500
                                                                                   =========          ==========
                       Balance at June 30, 1996                                    2,264,962           9,373,888
                                                                                   =========          ==========

       (e)    Standardized Measure of Discounted Future Net Cash Flows
                  Relating to Proved Oil and Gas Reserves (Unaudited)

              The Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves ("Standardized Measure") is a disclosure requirement under Statement of Financial Accounting Standards No. 69.

              The Standardized Measure of discounted future net cash flows does not purport to be, nor should it be interpreted to present, the fair value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions.

              Under the Standardized Measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pretax cash inflows. Future income taxes are computed by applying the statutory tax rate to the excess of pretax cash inflows over the Company's tax basis in the associated properties. Tax credits and permanent differences are also considered in the future tax calculation. Future net cash inflows after income taxes are discounted using a 10% annual discount rate to arrive at the Standardized Measure.

                                      F20

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


              The Standardized Measure of discounted future net cash flows relating to proved oil and gas reserves as of June 30, 1996 and 1995 are as follows:

                                                                                  1996                 1995
                                                                                  ----                 ----

                Future cash inflows                                             $ 167,229,130         104,659,297
                Future costs and expenses:
                     Production expenses                                          (62,264,762)        (43,317,046)
                     Development costs                                            (32,208,222)        (24,926,908)
                Future income taxes                                               (21,525,125)        (11,038,669)
                                                                                  -----------         -----------
                Future net cash flows                                              51,231,021          25,376,674
                10% annual discount for estimated timing of
                     cash flows                                                   (27,260,416)        (14,501,003)
                                                                                  -----------         -----------
                Standardized measure of discounted future net
                     cash flows                                                 $  23,970,605          10,875,671
                                                                                  ===========         ===========

              Changes in the Standardized Measure of discounted future net cash flows relating to proved oil and gas reserves for the year ended June 30, 1996 and the period from August 9, 1994 (inception) to June 30, 1995 are as follows:

                                                                                 1996                  1995
                                                                                 ----                  ----

                Beginning balance                                               $ 10,875,671                    -
                Purchases of minerals in place                                    12,247,552           11,030,359
                Developed during the period                                          232,685                    -
                Net change in prices and costs                                     9,356,834                    -
                Revisions of previous estimates                                   (5,369,349)                   -
                Accretion of discount                                              1,444,413                    -
                Net change in income taxes                                        (3,913,427)                   -
                Sales of oil and gas produced, net of
                     production expenses                                            (903,774)            (154,688)
                                                                                  ----------           ----------
                Balance at June 30, 1996 and 1995                               $ 23,970,605           10,875,671
                                                                                  ==========           ==========

              The future cash flows shown above include amounts attributable to proved undeveloped reserves requiring approximately $30,100,000 of future development costs. If these reserves are not developed, the standardized measure of discounted future net cash flows as of June 30, 1996 shown above would be reduced by approximately $9,400,000.

              Estimates of economically recoverable gas and oil reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree speculative and may vary considerably from actual results. Therefore, actual production, revenues, taxes, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of gas and oil may differ materially from the amounts estimated.

                                      F21

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

                 Unaudited Condensed Consolidated Balance Sheet

                               September 30, 1996

                                     Assets
                                     ------
Current assets:
     Cash                                                                 $    834,310
     Other current assets                                                      432,890
                                                                          ------------
                  Total current assets                                       1,267,200

Net property and equipment                                                   9,746,023

Other assets                                                                    87,749
                                                                          ------------
                                                                          $ 11,100,972
                                                                          ------------

                      Liabilities and Stockholders' Equity
                      ------------------------------------
Current liabilities:
     Accounts payable and other                                           $    416,833
       Notes payable                                                           500,000
     Current portion of capitalized lease obligation                            60,010
                                                                          ------------
                  Total current liabilities                                    976,843

Long-term obligations, net of current portion                                7,267,119
                                                                          ------------
                  Total liabilities                                          8,243,962
                                                                          ------------

Stockholders' equity:
     Common stock, $.0015 par value, authorized 40,000,000
       shares; issued and outstanding 27,136,000 shares                         40,704
     Additional paid-in capital                                              5,018,547
     Accumulated deficit                                                    (2,202,241)
                                                                          ------------
                  Total stockholders' equity                                 2,857,010

Commitments                                                               ------------
                                                                          $ 11,100,972
                                                                          ============

See accompanying notes to unaudited interim period condensed consolidated financial statements.

                                      F22

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

            Unaudited Condensed Consolidated Statements of Operations



                                                           Three months ended September 30
                                                           -------------------------------
                                                              1996                  1995
                                                              ----                  ----

Revenues - oil and gas sales                                 $   813,433              409,848
                                                               ---------              -------

Expenses:
    Oil and gas production expenses                              474,154              263,658
    Depreciation, depletion and amortization                     212,500              120,000
    General and administrative                                   219,750              225,918
    Interest and financing expense                               233,544               15,829
                                                               ---------              -------
                                                               1,139,948              625,405
                                                               ---------              -------
                    Net loss                                 $  (326,515)            (215,557)
                                                               =========              =======

Loss per common share                                             $(.01)               (.01)
                                                                    ===                 ===

See accompanying notes to unaudited interim period condensed consolidated financial statements.

                                      F23

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

            Unaudited Condensed Consolidated Statements of Cash Flows



                                                                      Three months ended
                                                                      ------------------
                                                                 September 30,     September 30,
                                                                      1996             1995
                                                                      ----             ----

Cash flows from operating activities:
     Net loss                                                      $(326,515)         (215,557)
     Depreciation, depletion and amortization                        212,500           120,000
     Issuance of common stock for services rendered                   20,880                --
     Net change in operating assets and liabilities                 (222,582)           75,531
                                                                   ---------         ---------
                  Net cash used in operating activities             (315,717)          (20,026)
                                                                   ---------         ---------


Cash flows from investing activities - additions to
     property and equipment                                         (296,272)         (315,287)
                                                                   ---------         ---------

Cash flows from financing activities:
     Proceeds from long-term obligations                             610,949                --
     Payments on seller notes                                       (250,000)               --
     Payments on capital lease obligations                           (14,271)               --
     Collection of subscriptions receivable                          500,000           524,000
                                                                   ---------         ---------
                  Net cash provided by financing activities          846,678           524,000
                                                                   ---------         ---------

Net increase in cash                                                 234,689           188,687
Cash at beginning of period                                          599,621            99,447
                                                                   ---------         ---------
Cash at end of period                                              $ 834,310           288,134
                                                                   =========         =========

See accompanying notes to unaudited interim period condensed consolidated financial statements.

                                      F24

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

  Notes to Unaudited Interim Period Condensed Consolidated Financial Statements

                           September 30, 1996 and 1995


(1)    General

       The information furnished reflects all adjustments which are, in the opinion of management, necessary to a fair presentation of the results of the interim periods presented. The results of operations for the three months ended September 30, 1996 are not necessarily indicative of the operating results for the full fiscal year ending June 30, 1997. The notes to the consolidated financial statements for the year ended June 30, 1996 on pages F9 through F21 are an integral part of these condensed consolidated financial statements.

((2)   Common Stock

       Loss per common share is based on the weighted average number of common shares outstanding (27,125,000 and 25,800,000 for the three months ended September 30, 1996 and 1995, respectively).

       During the three months ended September 30, 1996, the Company issued 16,000 common shares valued at $2,880 ($.18 per share) to an unrelated party in partial payment for legal services rendered and 100,000 common shares as a severance payment to a former officer valued at $18,000 ($.18 per share).

(3)    Obligations

       During the three months ended September 30, 1996, the Company issued 700,000 ($464,798) Deutschmark (DEM) denominated 12% notes. At September 30, 1996 there were DEM 3,550,000 ($2,337,658) in notes outstanding due on July 15, 2000.

       At September 30, 1996 $4,728,162 was outstanding against a borrowing base of $5,600,000 in connection with a credit agreement with a bank ("Revolving Credit Note"). The revolving credit agreement contains, among other items, restrictive covenants relating to asset sales, loans and advances, payment of dividends, minimum working capital, and minimum tangible net worth. At March 31, 1996 and April 30, 1996, the Company was not in compliance with the restrictive covenants relating to maintenance of minimum tangible net worth and minimum working capital, respectively. The bank subsequently waived compliance with the minimum tangible net worth covenant as of March 31, 1996 and minimum working capital covenant as of April 30, 1996. The Company believes it will be able to comply with all restrictive covenants in the future or obtain waivers from the bank with respect to noncompliance. Should the Company in the future not be able to comply with any of the covenants and is unable to obtain a waiver from the bank with respect to its noncompliance, an event of default will occur and the bank may require immediate repayment of the outstanding balance plus accrued interest of the Revolving Credit Note. Should immediate repayment be required, the Company does not presently have and may not in the future have financial resources available to meet such a demand.

                                      F25

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

  Notes to Unaudited Interim Period Condensed Consolidated Financial Statements



(4)    Acquisitions

       In April 1996, the Company purchased interests in oil and gas properties located in East Texas for $4,250,000 in cash, $750,000 in notes payable and 470,000 common shares valued at $84,600 ($.18 per share).

       The following unaudited pro forma summary of the Company's consolidated results of operations for the three-months ended September 30, 1995 was prepared as if the acquisition had occurred on July 1, 1995. The unaudited pro forma data is based on numerous assumptions and is not necessarily indicative of future operations or of results which would actually have occurred if the acquisition had been made on July 1, 1995.

                        Revenues                           $ 711,663
                                                             =======

                        Net loss                           $(282,234)
                                                             -------

                        Loss per common share                  $(.01)
                                                                 ===

(5)    Subsequent Events

       On November 6, 1996, the Company acquired interests in certain oil and gas properties located in Texas for approximately $1.1 million. The purchase price consisted of cash paid to the seller of $627,500, two notes payable to the seller of $100,000 each, a third note for $227,000 and 100,000 shares of the Company's common stock (valued at $18,000). The principal and accrued interest on each of the $100,000 notes are payable on February 4 and May 4, 1997, respectively. Each note, in the principal amount of $100,000, bears interest at 9%. The third note, in the principal amount of $227,500, bears interest at 10%. It is to be repaid in blended payments of $10,500 per month over a 24 month period. The notes are unsecured and subordinated to the Revolving Credit Note. The cash paid to the Seller of $627,500 was provided by additional borrowings of $127,500 under the Company's Revolving Credit Note (see note 3) and utilization of certain amounts of cash provided by the sale of DEM 12% notes during the three months ended September 30, 1996.

       In November 1996, the Company sold 100,000 shares of the Company's common stock for $2.50 per share. Subsequently, the Company received payment in full relating to the issuance of this common stock.

       In December 1996, the Company sold 400,000 shares of the Company's common stock for $2.50 per share.

       In December 1996, the Company signed a letter of intent to acquire interests in producing and undeveloped oil and gas properties in Texas, Louisiana and Mississippi. The Company has agreed to pay approximately $4.8 million in cash and notes and to issue approximately 1,100,500 restricted shares of the Company's common stock. The closing date for the acquisition should be on or before February 1, 1997.

                                      F26

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Queen Sand Resources, Inc.:


We have audited the accompanying statement of revenues and direct operating expenses of the oil and gas properties acquired by Queen Sand Resources, Inc. and subsidiaries for the nine months ended March 31, 1996. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and direct operating expenses is free of material misstatement. An audit of a statement of revenues and direct operating expenses includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statement. An audit of a statement of revenues and direct operating expenses also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of revenues and direct operating expenses provides a reasonable basis for our opinion.

The accompanying statement of revenues and direct operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and excludes material expenses, described in note 1 to the financial statement, that would not be comparable to those resulting from the proposed future operations of the oil and gas properties acquired.

In our opinion, the statement of revenues and direct operating expenses referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the oil and gas properties acquired by Queen Sand Resources, Inc. and subsidiaries for the nine months ended March 31, 1996 in conformity with generally accepted accounting principles.


                                          KPMG Peat Marwick LLP

Dallas, Texas
May 31, 1996

                                      F27

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

              Statements of Revenues and Direct Operating Expenses
                       of Oil and Gas Properties Acquired



                                                                                     Year ended
                                                           Nine months ended           June 30,
                                                            March 31, 1996              1995
                                                            --------------              ----
                                                                                     (Unaudited)

Oil and gas sales                                               $ 1,017,704           1,335,453

Direct operating expenses                                           402,015             497,800
                                                                  ---------           ---------

Excess of revenues over direct operating expenses               $   615,689             837,653
                                                                  =========           =========

See accompanying notes to statements of revenues and direct operating expenses.

                                      F28

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

              Notes to Statements of Revenues and Direct Operating
                   Expenses of Oil and Gas Properties Acquired

                    Nine months ended March 31, 1996 and Year
                         ended June 30, 1995 (Unaudited)


(1)    Basis of Presentation

       The accompanying financial statements present the revenues and direct operating expenses of certain oil and gas properties ("Properties") purchased by Queen Sand Resources, Inc. ("Company") from Southern Exploration Company of Tyler, Texas ("Predecessor Owner") on April 10, 1996 for approximately $5.3 million. The Properties consist of revenue and working interests in producing oil and gas properties located in East Texas.

       The financial statements include the revenues and direct operating expenses of the Properties from July 1, 1995 to March 31, 1996 and from July 1, 1994 to June 30, 1995 (unaudited). Oil and gas sales and direct operating expenses of the Properties from April 1, 1996 to April 10, 1996 (closing date of the acquisition) of approximately $40,000 and $14,500, respectively, are not significant and, therefore, are excluded from the accompanying financial statement.

       The accompanying statements of revenues and direct operating expenses of the Properties do not include general and administrative expenses, interest expense, a provision for depreciation, depletion and amortization, or any provision for income taxes since historical expenses of this nature incurred by the Predecessor Owner are not necessarily indicative of the costs to be incurred by the Company.

       Lease operating expenses include monthly administrative overhead costs, production taxes, and other direct costs of operating the Properties which were charged to the joint account of working interest owners by the operator of the wells.

       Historical financial information reflecting financial position, results of operations, and cash flows of the Properties are not presented because the purchase price was assigned to the oil and gas property interests acquired. Other assets acquired and liabilities assumed were not material. Accordingly, the historical statements of revenues and direct operating expenses of the Properties are presented in lieu of the financial statements required under Item 310, note 3(c) of Securities and Exchange Commission Regulation S-B.

       Revenues in the accompanying statements of revenues and direct operating expenses are recognized on the sales method. Direct operating expenses are recognized on an accrual basis.

       The financial information for the year ended June 30, 1995, is unaudited. However, in the opinion of management, the statement of revenues and direct operating expenses for the year ended June 30, 1995 includes all the necessary adjustments to fairly present the results of the year.

                                      F29

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

              Notes to Statements of Revenues and Direct Operating
                   Expenses of Oil and Gas Properties Acquired


(2) Supplementary Financial Information for Oil and Gas Producing Activities (Unaudited)

       (a)    Reserve Quantity Information

              The following table presents the Company's estimate of its proved oil and gas reserves, all of which are located in the United States. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. The estimates have been prepared by independent petroleum reservoir engineers.

                                                                                       Oil                Gas
                                                                                     (Bbls)             (Mcf)
                                                                                     ------             -----
               Proved reserves:
                    Balance at June 30, 1994                                         825,793           13,476,450
                    Production                                                       (25,220)            (467,779)
                                                                                     -------           ----------
                    Balance at June 30, 1995                                         800,573           13,008,671
                    Production                                                       (19,200)            (347,033)
                                                                                     -------           ----------
                    Balance at March 31, 1996                                        781,373           12,661,638
                                                                                     =======           ==========

               Proved developed reserves:
                    Balance at June 30, 1995                                         636,889           10,624,772
                                                                                     =======           ==========
                    Balance at March 31, 1996                                        617,689           10,277,739
                                                                                     =======           ==========

       (b)    Standardized Measure of Discounted Future Net Cash
                 Flows Relating to Proved Oil and Gas Reserves

              The Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves ("Standardized Measure") is a disclosure requirement under Statement of Financial Accounting Standards No. 69.

              The Standardized Measure of discounted future net cash flows does not purport to be, nor should it be interpreted to present, the fair value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions.

                                      F30

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

              Notes to Statements of Revenues and Direct Operating
                   Expenses of Oil and Gas Properties Acquired


Under the Standardized Measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pretax cash inflows. Future income taxes are computed by applying the statutory tax rate to the excess of pretax cash inflows over the Company's tax basis in the associated properties. Tax credits and permanent differences are also considered in the future tax calculation. Future net cash inflows after income taxes are discounted using a 10% annual discount rate to arrive at the Standardized Measure.

The Standardized Measure of discounted future net cash flows relating to proved oil and gas reserves at March 31, 1996 and June 30, 1995 follows:

                                                                                   March 31,            June 30,
                                                                                     1996                 1995
                                                                                     ----                 ----

               Future cash inflows                                              $ 39,820,802           40,838,506
               Future costs and expenses:
                    Production expenses                                           (9,835,589)         (10,237,604)
                    Development costs                                             (3,280,621)          (3,280,621)
               Future income taxes                                                (7,314,961)          (7,483,611)
                                                                                  ----------           ----------
               Future net cash flows                                              19,389,631           19,836,670
               10% annual discount for estimated timing of
                    cash flows                                                    (9,654,943)          (9,877,543)
                                                                                  ----------           ----------
               Standardized measure of discounted future net
                    cash flows before tax                                       $  9,734,688            9,959,127
                                                                                  ==========           ==========

Changes in the Standardized Measure of discounted future net cash flows are as follows:

                                                                                                      Year ended
                                                                                Nine months ended      June 30,
                                                                                  March 31, 1996         1995
                                                                                  --------------         ----

               Beginning balance                                                 $ 9,959,127          10,264,478
               Sales of oil and gas produced, net of production
                    expenses                                                        (615,689)           (837,653)
               Changes in production rates (timing) and other                        391,250             532,302
                                                                                   ---------          ----------
               Balance at end of period                                          $ 9,734,688           9,959,127
                                                                                   =========          ==========

                                      F31

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

              Notes to Statements of Revenues and Direct Operating
                   Expenses of Oil and Gas Properties Acquired


Estimates of economically recoverable gas and oil reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree speculative and may vary considerably from actual results. Therefore, actual production, revenues, taxes, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of gas and oil may differ materially from the amounts estimated.

                                      F32

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Queen Sand Resources, Inc.:


We have audited the accompanying combined statement of revenues and direct operating expenses of the oil and gas properties acquired by Queen Sand Resources, Inc. and subsidiaries for the period from July 1, 1994 to the acquisition dates of the properties. This combined financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this combined financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement of revenues and direct operating expenses is free of material misstatement. An audit of a combined statement of revenues and direct operating expenses includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statement. An audit of a combined statement of revenues and direct operating expenses also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the combined statement of revenues and direct operating expenses provides a reasonable basis for our opinion.

The accompanying combined statement of revenues and direct operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and excludes material expenses, described in note 1 to the financial statement, that would not be comparable to those resulting from the proposed future operations of the oil and gas properties acquired.

In our opinion, the combined statement of revenues and direct operating expenses referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the oil and gas properties acquired by Queen Sand Resources, Inc. and subsidiaries for the period from July 1, 1994 to the acquisition dates of the properties in conformity with generally accepted accounting principles.


                              KPMG Peat Marwick LLP

Dallas, Texas
December 15, 1995

                                      F33

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

          Combined Statement of Revenues and Direct Operating Expenses
                       of Oil and Gas Properties Acquired



                                                              Period from
                                                            July 1, 1994 to
                                                           acquisition dates
                                                           -----------------

Oil and gas sales                                             $ 1,058,653

Direct operating expenses                                       1,110,667

Excess of direct operating expenses over revenues             $   (52,014)
                                                                =========

See accompanying notes to combined statement of revenues and direct operating expenses.

                                      F34

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

          Notes to Combined Statement of Revenues and Direct Operating
                   Expenses of Oil and Gas Properties Acquired

                Period from July 1, 1994 to the Acquisition Dates


(1)    Basis of Presentation

       The accompanying financial statement presents the combined revenues and direct operating expenses of oil and gas properties and related equipment ("Properties") purchased for approximately $3.5 million by Queen Sand Resources, Inc. ("Company") from various predecessor owners ("Predecessor Owners") for the period from July 1, 1994 to the closing dates of the purchases. The Properties consist of revenue and working interests in producing oil and gas properties located in New Mexico, Texas and Louisiana. The acquisitions closed at various dates in September 1994, March 1995 and April 1995 (see note 3 to the audited consolidated financial statements of the Company for the year ended June 30, 1996 and the period from inception (August 9, 1994) to June 30, 1995 included herein). The results of operations for the period from the acquisition dates of the properties to June 30, 1995 are included in the Company's audited consolidated financial statements for the period from inception (August 9, 1994) to June 30, 1995 included herein.

       The accompanying combined statement of revenues and direct operating expenses of the Properties does not include general and administrative expenses, interest expense, a provision for depreciation, depletion and amortization, or any provision for income taxes since historical expenses of this nature incurred by Predecessor Owners are not necessarily indicative of the costs to be incurred by the Company.

       Lease operating expenses include monthly administrative overhead costs, production taxes, and other direct costs of operating the Properties which were charged to the joint account of working interest owners by the operators of the wells.

       Historical financial information reflecting financial position, results of operations, and cash flows of the Properties are not presented because the purchase price was assigned to the oil and gas property interests and related equipment acquired. Other assets acquired and liabilities assumed were not material. Accordingly, the historical combined statement of revenues and direct operating expenses of the Properties is presented in lieu of the financial statements required under Item 310, note 3(c) of Securities and Exchange Commission Regulation S-B.

       Revenues in the accompanying combined statement of revenues and direct operating expenses are recognized on the sales method. Direct operating expenses are recognized on the accrual basis.

                                      F35

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

          Notes to Combined Statement of Revenues and Direct Operating
                   Expenses of Oil and Gas Properties Acquired



(2) Supplementary Financial Information for Oil and Gas Producing Activities (Unaudited)

       (a)    Reserve Quantity Information

              The following table presents the Company's estimate of its proved oil and gas reserves, all of which are located in the United States. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. The estimates have been prepared by independent petroleum reservoir engineers.


                                                                                     Oil                 Gas
                                                                                   (Bbls)               (Mcf)
                                                                                   ------               -----
                 Proved reserves:
                      Balance at June 30, 1994                                   $ 6,277,279             438,567
                      Production July 1, 1995                                        (61,544)            (14,034)
                                                                                   ---------             -------
                      Balance at acquisition dates                               $ 6,215,735             424,533
                                                                                   =========             =======

                 Proved developed reserves at acquisition dates                  $ 1,842,939             317,178
                                                                                   =========             =======

       (b) Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

              The Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves ("Standardized Measure") is a disclosure requirement under Statement of Financial Accounting Standards No. 69.

              The Standardized Measure of discounted future net cash flows does not purport to be, nor should it be interpreted to present, the fair value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions.

              Under the Standardized Measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pretax cash inflows. Future income taxes are computed by applying the statutory tax rate to the excess of pretax cash inflows over the Company's tax basis in the associated properties. Tax credits and permanent differences are also considered in the future tax calculation.

                                      F36

                   QUEEN SAND RESOURCES, INC. AND SUBSIDIARIES

          Notes to Combined Statement of Revenues and Direct Operating
                   Expenses of Oil and Gas Properties Acquired



              Future net cash inflows after income taxes are discounted using a 10% annual discount rate to arrive at the Standardized Measure.

              The Standardized Measure of discounted future net cash flows relating to proved oil and gas reserves at the acquisition dates of the Properties and June 30, 1994 follows:

                                                                                           Acquisition
                                                                                              dates
                                                                                    -----------------------

                Future cash inflows                                                       $ 105,093,810
                Future costs and expenses:
                     Production expenses                                                    (43,596,871)
                     Development costs                                                      (25,617,775)
                Future income taxes                                                         (10,876,136)
                                                                                             ----------
                Future net cash flows                                                        25,003,028
                10% annual discount for estimated timing of cash flows
                                                                                            (14,287,480)
                                                                                             ----------
                Standardized measure of discounted future net cash flows
                                                                                           $ 10,715,548
                                                                                             ==========

              Changes in the Standardized Measure of discounted future net cash flows relating to proved oil and gas reserves are as follows:

                                                                                        Period from July 1,
                                                                                        1994 to acquisition
                                                                                               dates
                                                                                       ---------------------

                Balance at beginning of period                                              $ 10,700,013
                Sales of oil and gas produced, net of
                     production expenses                                                          52,014
                Changes in production rates (timing)
                     and other                                                                   (36,479)
                                                                                              ----------
                Balance at end of period                                                    $ 10,715,548
                                                                                              ==========

              Estimates of economically recoverable gas and oil reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree speculative and may vary considerably from actual results. Therefore, actual production, revenues, taxes, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of gas and oil may differ materially from the amounts estimated.

                                      F37

                                    PART III


ITEMS 1 & 2.   INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

3.a      Articles of Incorporation  *

3.b      Amendments to articles of Incorporation  *

3.c      By-laws  *

4.a      Form of 12% Notes due July 15, 2001  *

10.a     UBTI/QSRN Purchase and Sale  -P*

10.b     Janex Purchase and Sale  -P*

10.c     Norden Joint Venture  -P*

10.d     Norden Restructuring  -P*

10.e     Cleo Purchase and Sale  -P*

10.f     Rebich/Southern Purchase and Sale  -P*

10.g     CHC Management Services Agreement  -P*

10.h     Stock Option Agreement  -P*

10.i     Loan Agreement, Mortgages and Security Agreements with Comerica Bank
          -P*

10.j     Equipment Rental and Lease Agreement  -P*

10.k     Janex Purchase and Sale Agreement

10.l     Trigg Federal Purchase and Sale Agreement

16(a)    Letter on change in certifying accountant. *

21.a     List of Subsidiaries *

27.a     Financial data schedule

    *    Denotes Previously filed.
    P Denotes filing in paper in accordance with rule 202 of regulation s-t pursuant to a continuing hardship exemption.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         QUEEN SAND RESOURCES, INC.


Dated: January   __________, 1997        By: ___________________________________
                                             Edward J. Munden,
                                             President & Chief Executive Officer

                                EXHIBIT INDEX




3.a      Articles of Incorporation  *

3.b      Amendments to articles of Incorporation  *

3.c      By-laws  *

4.a      Form of 12% Notes due July 15, 2001  *

10.a     UBTI/QSRN Purchase and Sale  -P*

10.b     Janex Purchase and Sale  -P*

10.c     Norden Joint Venture  -P*

10.d     Norden Restructuring  -P*

10.e     Cleo Purchase and Sale  -P*

10.f     Rebich/Southern Purchase and Sale  -P*

10.g     CHC Management Services Agreement  -P*

10.h     Stock Option Agreement  -P*

10.i     Loan Agreement, Mortgages and Security Agreements with Comerica Bank
          -P*

10.j     Equipment Rental and Lease Agreement  -P*

10.k     Janex Purchase and Sale Agreement

10.l     Trigg Federal Purchase and Sale Agreement

16(a)    Letter on change in certifying accountant. *

21.a     List of Subsidiaries *

27.a     Financial data schedule

    *    Denotes Previously filed.
    P Denotes filing in paper in accordance with rule 202 of regulation s-t pursuant to a continuing hardship exemption.